





2001
annual
report















ALPHARMA
Leadership In Specialty Pharmaceutical Products

Revenues by Business ($ millions)	*Major Products*	*Approximate Number of Employees*	*Manufacturing Facilities*
$500	**Over 200 Generic Products** Represented in a number of therapeutic categories in most major dosage forms including difficult-to-formulate products (extended release, aerosol inhalants and nasal sprays)	1,500	**U.S.** Baltimore, Maryland; Elizabeth, New Jersey; Lincolnton, North Carolina; Piscataway, New Jersey
$280	**Over 350 Generic Products** Represented in a number of therapeutic categories in most major dosage forms including difficult-to-formulate products (extended release, aerosol inhalants and nasal sprays)	2,700	**Europe** Barnstaple, United Kingdom; Copenhagen, Denmark; Lier, Norway; Vennesla, Norway **Asia Pacific** Foshan, China; Jakarta, Indonesia
$ 75	**9 Key Active Pharmaceutical Ingredients** **Key Products** Vancomycin, Bacitracin, Polymyxin B, Amphotericin B, Colistin		**Europe** Budapest, Hungary; Copenhagen, Denmark; Oslo, Norway
$335	**Over 100 Products** Antibiotics, antimicrobials, anticoccidials for delivery in both feed and water and vaccines for farmed fish **Key Products** BMD®, Aureomycin®, Bovatec®, Deccox®, Avatec®, Alpha-ject® vaccines	560	**U.S.** Chicago Heights, Illinois; Hannibal, Missouri; Longmont, Colorado; Lowell, Arkansas; Salisbury, Maryland; Willow Island, West Virginia; Van Buren, Arkansas **Europe** Oslo, Norway; Overhalla, Norway **Asia Pacific** Melbourne, Australia

OUR COMPANY

human pharmaceuticals POWERFUL MARKET POSITIONS

Major Markets & Customer Class

U.S. Human Pharmaceuticals Market leader in generic pharmaceutical products in the U.S.	**Key Markets** U.S. **Key Customers** Wholesalers, distributors, chain drug stores and mass merchandisers
Human Pharmaceuticals International Market leader in generic pharmaceutical products in Europe with a growing presence in Southeast Asia	**Market Presence in over 50 Countries** **Key Markets** UK, Germany, Scandinavia, The Netherlands, Asia Pacific **Key Customers** Wholesalers, distributors, pharmacies, hospitals
Leading worldwide producer of key active pharmaceutical ingredients	**Market Presence in over 60 Countries** **Key Markets** U.S., Europe, Latin America, Asia Pacific **Key Customers** Pharmaceutical companies

animal health A LEADING FORCE

Animal Health Leading global manufacturer and marketer of pharmaceutical products for poultry, swine and cattle producers; leading producer of vaccines for farmed fish	**Market Presence in over 50 Countries** **Key Markets** U.S., Asia Pacific, Latin America, Norway **Key Customers** Poultry and swine integrators, feedmills and premix companies, animal health distribution organizations, commercial fish farmers and producers

*Pro Forma for 2001 Acquisition of F H Faulding Businesses

Alpharma is one of the largest global generic pharmaceutical companies with leading positions in the U.S. and Europe, selling over 500 products and doing business in over 60 countries.

The global human generic pharmaceutical market is approximately $40 billion and is entering a period of significant growth. This growth is expected to be driven by $30 billion of branded pharmaceutical products coming off patent over the next 5 years. Aging populations that require increased medication combined with legislative focus on cost containment will also contribute to a growing generic market.

Alpharma is also a leading provider of several key active pharmaceutical ingredients to major pharmaceutical companies around the world.

Alpharma is a leading global producer of medicated feed additives that foster health, and treat and prevent disease in poultry and livestock. The company is also a leading producer of vaccines for farmed fish. Alpharma sells approximately 100 products in over 60 markets and its key products hold #1 or #2 market positions.

The global medicated feed additive market is $1.6 billion. Growth in animal pharmaceuticals is expected due to increased demand for animal protein, particularly in developing countries, and new technologies that improve meat quality and safety.

Alpharma Revenues by Business* ($1.2 billion)



Animal Pharmaceuticals
28%
72%
Human Pharmaceuticals

*Pro Forma for 2001 Acquisition of F H Faulding Businesses

Year Ended December 31, (in millions, except per share data)	2001[1]	2000[2]	1999	1998[3]	1997
Profit and Loss					
Net revenues	$ 975	$ 901	$ 716	$ 600	$ 500
Operating income	$ 24	$ 124	$ 84	$ 63	$ 47
Net income (loss)	$ (38)	$ 56	$ 30	$ 23	$ 17
Share Data					
Diluted earnings (loss) per share	$ (.93)	$ 1.49	$ 1.07	$0.87	$0.76
Cash dividends per share	$ 0.18	$ 0.18	$ 0.18	$0.18	$0.18
Average common shares outstanding (diluted)	40.9	47.5*	28.1	26.3	22.8
Balance Sheet at December 31					
Total assets	$2,390	$1,610	$1,152	$ 908	$ 632
Stockholders' equity	$ 892	$ 848	$ 344	$ 266	$ 238

(1) 2001 results include non-operational items of $67.1 million after tax, or $1.64 per share related to the 2001 acquisition of the F H Faulding businesses, deleveraging efforts and reorganization, refocus, and other actions.

(2) 2000 results include non-recurring charges of $6.1 million pre-tax ($4.0 million after tax) or $.09 per share related to the acquisition of Roche MFA in May of 2000.

(3) 1998 results include non-recurring charges of $3.6 million pre-tax ($3.1 million after tax) or $.12 per share related to the acquisition of Cox Pharmaceuticals on May 7, 1998.

**Includes shares assumed issued under the if-converted method for the convertible notes.*

Alpharma Revenue Momentum
(dollars in millions)



$1,200
1,000
800
600
400
200
0
$500
$600
$716
$901
$975
$1,183*
'97
'98
'99
'00
'01
'01*

**Pro Forma for 2001 Acquisition of F H Faulding Businesses*





The year 2001 was a challenging one. Following several years of strong and consistent growth, Alpharma's revenues grew a modest 8% from the prior year, and we reported a loss per share that largely reflects investments that will drive future growth.

Our U.S. Human Pharmaceuticals business had strong revenue growth driven by overall high volume and new product introductions. In contrast, our Human Pharmaceuticals International business was negatively impacted in 2001 by price declines and increased competitive pressure in the UK, our largest European market. Pricing here has been driven both by government actions and increased competition. We expect moderate pricing pressure here to continue in 2002. The active pharmaceutical business, now part of Human Pharmaceuticals International, had a strong year driven by revenue growth and fermentation yield improvements.

The Animal Health business declined primarily due to softness in the U.S. poultry market. This market experienced weakness in the first half of 2001 as a temporary over-supply of poultry resulted in market price declines and cut backs in purchases of Alpharma's medicated feed additive products. The poultry industry now seems to be returning to modest growth. Difficult economic conditions in developing countries also had a negative impact on this division's 2001 financial performance.

Despite disappointing results and a challenging business environment, Alpharma made major progress towards its vision of global leadership.

In our Human Pharmaceuticals business, the acquisition of F H Faulding's generic oral solid dose businesses transformed Alpharma's profile in the U.S. Our product line prior to the acquisition was in the liquid and topical segments with no presence in the solid dose segment, which makes up 80% of the U.S. generic market. Our new market positioning in the U.S. is excellent, with a broad product line in solid, liquid and topical products that none of our competitors can match. Alpharma is now a major player in the U.S. generic market.

This acquisition also provided us with the platform we need to achieve our vision of global leadership. Our product portfolio in the U.S. is now symmetrical with our European product line and we can begin to globally leverage our products, purchasing, manufacturing and research and development. Our research and development capabilities and pipeline have been dramatically enriched by this acquisition. We have expanded our difficult-to-formulate capabilities with modified release technologies and patent challenging capabilities.

In our Animal Health business, we made an important evolutionary leap in the way we do business. We reduced both sales discounts and special terms in certain of our businesses. This was a difficult decision since it impacted 2001 results negatively during an already challenging year. The strong customer acceptance of this move is a real testimony to our strong customer relationships, and the high quality of, and market demand for our key products.

As an organization, we made good progress toward our "one company" vision where we will leverage knowledge, ideas and successes on a global basis. We exited 2001 a leaner organization with three operating divisions versus the previous five. Our Fine Chemicals and International Pharmaceuticals businesses have been combined into one more effective organization. We also combined our Animal Health and Aquatic Animal Health businesses. These moves will improve our ability to execute as a global player going forward.

We have new leadership in key positions. Michael Nestor, previously President and Chief Operating Officer of Faulding Pharmaceuticals, Americas, is President of U.S. Human Pharmaceuticals, and Carol Wrenn has joined us as President of Animal Health. In addition, we created a Global Human Resource and Communications function led by George Rose as Executive Vice President.

Fundamental Transformation These improvements have created a stronger, more vibrant operating profile for the future.

Alpharma's positioning in human generic pharmaceuticals is excellent. The global human generic market is entering an era of unprecedented growth. Major products will be coming off patent, aging populations will require increased, more affordable medication, and governments will focus on keeping medical costs down.

Our Animal Health business is solid and profitable. The Roche acquisition in 2000 strengthened our product portfolio and greatly enhanced our competitive position.

I want to thank our talented, dedicated employee team for their hard work during this pivotal year. I also want to thank my fellow shareholders for their support.

No doubt there are more challenges ahead, but we've made real progress in 2001 towards our vision. Our future is promising, and we are steadily moving forward.

Ingrid Wiik
President and Chief Executive Officer
April 17, 2002



OUR APPROACH

Our Vision is Global Leadership in the Human Generic Pharmaceutical and the Animal Pharmaceutical Industries.

To Succeed, We Must:

- PROVIDE OUTSTANDING CUSTOMER SERVICE
  We will expand on our legacy of speed and agility in response to customer needs
- BRING NEW PRODUCTS TO MARKET AGGRESSIVELY
  We will orchestrate our significant research and development, regulatory, legal and sales expertise to accelerate time to market
- ACT WITH GLOBAL EFFECTIVENESS AND LOCAL RESPONSIVENESS
  We will leverage our broad regional diversity to win globally
- ENABLE OUR PEOPLE
  We will develop the critical skills and leadership competencies that will differentiate us in the marketplace

The business changes we made in 2001 have positioned us well, and we are moving forward.





Animal Pharmaceuticals

A LEADING FORCE

Animal Health I joined Alpharma in late 2001 and am enthusiastic about the strong potential in our Animal Health business. Over the last 5 years, the top-line grew 18% and margins have been strong. We have a broad product line that includes several key products such as BMD®, Aureomycin® and Deccox®, which are well known in the industry for their high quality and dependability. Over time, we have built a strong base of consumer loyalty and have leading positions in the market segments in which we operate. We have a growing presence in the major markets around the world and are actively working to make it even more profitable.

I see a number of opportunities to grow this business. Overall, growth in the animal pharmaceutical industry will be driven by increased demand for animal protein due to population growth and economic progress in under-developed regions. In addition to this positive industry backdrop, Alpharma has a number of other specific opportunities to grow over the next few years.

We will leverage our current strong, high quality product line with new therapeutic applications. In addition, our focus will be a global one. We have recently reorganized to manage our business globally based on species. This new organization will allow us to align our growth strategies and development efforts with the specific needs of our customers in each of our market segments.

Product innovation will also drive growth for the Animal Health business. In 2001, our new Reporcin product, which increases productivity and improves meat quality in swine, was approved in 6 countries. It's a new technology and while adoption rate is slow, our sales are steadily increasing. Over time, we expect further success with other products in development, as their value in the market place is demonstrated over time.

Our industry is solid and our business fundamentals are strong. The current momentum in Animal Health is positive and moving forward.

Human Pharmaceuticals Revenue Growth
(dollars in millions)


$1,000
800
600
400
200
0
$425
$561
$605
$644
$852
'98
'99
'00
'01
'01*

**Pro Forma for 2001 Acquisition of F H Faulding Businesses*





Michael Nestor
President,
U.S. Human Pharmaceuticals

Human Pharmaceuticals

POWERFUL MARKET POSITIONS

U.S. Pharma Alpharma's business profile in the U.S. is undergoing a powerful transformation.

In 2001, Alpharma acquired the generic oral solid dose pharmaceutical businesses of F H Faulding. As a result, Alpharma now holds the #5 position in the over $13 billion U.S. human generic pharmaceutical market. In 2002, we expect to generate sales of approximately $550 million in the U.S.

The U.S. is the largest generic market in the world and is entering a period of unprecedented growth. In the next five years, over $30 billion of brand pharmaceutical products are coming off patent in the U.S., an exciting prospect for those of us who participate in the generic marketplace. Alpharma is well positioned to be able to take advantage of this opportunity. Here's why:

First, we have a strong basis on which to compete. Our product line is unique in that we can offer our customers a full range of solid, liquid and topical dose products along with difficult-to-formulate products, like nasal spray and extended release products.

Second, we are relentlessly working to maximize our service levels. It is not enough to offer a broad range of products. The product must be delivered on time and must be of consistently high quality. Customer service is top priority for us every single day.

Third, we will constantly enhance our product portfolio with strategic, profitable new additions. Meaningful new product development and excellence in product launch execution, along with market penetration of our product line, will be key to our success going forward in the U.S.

The U.S. human generic pharmaceutical business is exciting, dynamic and growing. We intend to position Alpharma as an important element of the generic marketplace moving forward.

Human Pharmaceuticals Revenues


Human
Pharamaceuticals
International
40%
60%
U.S.
Human
Pharmaceuticals

Pro Forma for 2001 Acquisition of F H Faulding Businesses



International Pharma Although market conditions have been competitive, the international generic pharmaceutical market is healthy with a positive regulatory outlook.

In 2001, we have made progress in strengthening our organization, and we have increased our presence in significant developing markets. In 2002, we expect Alpharma's Human Pharmaceuticals International revenues to exceed $350 million.

In several countries, recent government initiatives are supportive of increased generic market penetration. In the UK, where current generic prescriptions approximate 70% of prescriptions written, the government is targeting an increase to 80% by 2005. The German government will introduce limited generic substitution during 2002 as part of initiatives to reduce healthcare costs, and the Swedish government has passed legislation allowing generic substitution beginning in late 2002. Overall, generic international market development is robust and long-term prospects continue to be promising.

We have made progress strengthening our organization. In 2001, we combined our International Pharmaceuticals and Fine Chemicals divisions, a strategic move that will generate cost savings over time as we operate more efficiently. The active pharmaceutical ingredient business continues to be an excellent performer with consistent operating margin expansion driven by our increasing fermentation capabilities.

Finally, as a result of the F H Faulding acquisition, we expanded our Asian presence with a manufacturer and distributor of generic and traditional pharmaceuticals in China. Today, it's a small operation, but it's an intriguing footprint in what is sure to be a major generic market in the future.

In 2002, we expect continued pricing and competitive pressures but the long-term international generic pharmaceutical market opportunity is attractive with a number of branded products coming off patent in the next five years.

As we enter 2002, we are well-positioned in this promising marketplace to move forward.


1.
2.
3.
4.
5.
6.
7.
8.
9.

TEAM

The Alpharma Leadership Team has come together from a wide variety of backgrounds and experiences. We are working together towards a vision of global leadership in human generic and animal pharmaceuticals. Our challenge is to capitalize on our diversity, local and regional market strengths and emerge as a leading global player that provides outstanding customer service. We believe in 2001, important progress was made toward that vision.

Ingrid Wiik
President &
Chief Executive Officer

Carl-Åke Carlsson
President,
Human Pharmaceuticals
International

Michael Nestor
President, U.S. Human
Pharmaceuticals

Carol Wrenn
President, Animal Health

Thor Kristiansen
Executive Vice President

Robert F. Wrobel
Executive Vice President
& Chief Legal Officer

Richard Cella
Executive Vice President &
Chief Information Officer

George P. Rose
Executive Vice President,
Human Resources &
Communications

Jeffrey E. Smith
Executive Vice President,
Finance & Chief Financial Officer

MOVING TO FINANCIALS

> > > > > > >

table of contents

Selected Financial Data	10
Management's Discussion and Analysis	11
Consolidated Balance Sheet	22
Consolidated Statement of Income	23
Consolidated Statement of Stockholders' Equity	24
Consolidated Statement of Cash Flows	25
Notes to Consolidated Financial Statements	26
Report of Independent Accountants	49
Market Data	49
Corporate and Stockholder Information	50

Selected Financial Data

The following is a summary of selected financial data for the Company and its subsidiaries. The data for each of the three years in the period ended December 31, 2001 have been derived from, and all data should be read in conjunction with, the audited consolidated financial statements of the Company, included in this Report. All amounts are in thousands, except per share data.

Years Ended December 31,	2001[3]	2000[4]	1999	1998[6]	1997
Operating Results[1]					
Total revenue	$ 974,990	$ 900,794	$ 716,010	$600,282	$500,288
Operating income	24,390	124,297	83,910	62,651	46,898
Net income (loss)	(37,914)	55,508	29,992	22,781	17,408
Earnings (loss) per share:					
Basic	$ (.93)	$ 1.59	$ 1.08	$ .89	$ .77
Diluted	$ (.93)	$ 1.49	$ 1.07	$ .87	$ .76
Financial Position[2]					
Total assets	$2,390,008	$1,610,435	$1,151,856	$907,506	$631,866
Long-term debt					
Senior	551,173	130,837	225,110	236,184	223,975
Subordinated Notes	479,081	373,608	366,674	192,850	—
Stockholders' equity	891,616	847,887	343,523	265,849	238,473
Stockholders' equity per common share	$ 20.12	$21.08	$11.60	$ 9.85	$ 9.41
Common Stock Data					
Shares outstanding at year end	44,318	40,214	29,613	26,978	25,343
Weighted-average shares outstanding—diluted	40,880	47,479[5]	28,104	26,279	22,780
Dividends per share	$ .18	$ .18	$ .18	$ .18	$ .18
Market price on December 31	$ 26.45	$ 43.88	$ 30.75	$ 35.31	$ 21.75

(1) Includes results of operations for all acquisitions from respective acquisition dates.

(2) Includes accounts from date of acquisition for all acquisitions.

(3) 2001 results include non-operational items of $67,100 after tax, or $1.64 per share related to the 2001 acquisition of the F H Faulding businesses, deleveraging efforts and reorganization, refocus, and other actions.

(4) Operating results include one-time charges of $6,100 pre-tax ($4,000 after tax), or $.09 per share, related to the acquisition of Roche's MFA Business.

(5) Includes shares assumed issued under the if-converted method for the convertible notes.

(6) Operating results include non-recurring charges related to the Cox acquisition of approximately $3,130 ($.12 per share).

Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995

This annual report contains "forward-looking statements," or statements that are based on current expectations, estimates and projections rather than historical facts. The Company offers forward-looking statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may prove, in hindsight, to have been inaccurate because of risks and uncertainties that are difficult to predict. Many of the risks and uncertainties that the Company faces are included under the caption "Risk Factors" in the Company's Report on Form 10-K which is available to all shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

2001, 2000 and 1999 were years which included a number of significant transactions which the Company entered into as part of or to finance its acquisition program.

In addition, in 2001 the Company initiated reorganization, refocus and other actions of approximately $27.0 million intended to improve future operations of its operating segments and in the fourth quarter initiated a deleveraging program to reduce its debt.

2001

- In July, the Company agreed to acquire the OPB for $660.0 million (approximately $700.0 million including direct acquisition related costs and financing costs). The acquisition closed in December and resulted in significant required charges including a $37.7 million charge for in-process research and development.
- The OPB acquisition was ultimately funded by a $900.0 million Bank Credit Agreement ("2001 Credit Agreement") with a syndicate of banks and a $200.0 million senior subordinated note. Proceeds from the 2001 Credit Agreement were used to repay the prior Bank Credit Agreement. Bridge financing and other bank fees and the repayment of the prior Bank Credit Agreement resulted in additional expenses in 2001.
- Concurrent with the OPB Acquisition the Company's USPD was combined with the U.S. operations of OPB to form the U.S. Human Pharmaceutical Segment. The combination resulted in approximately $4.8 million in severance charges in 2001.
- In September, the Company announced the creation of the HPI to be comprised of IPD, FCD and OPB China. The combination resulted in charges of approximately $4.3 million primarily for severance.

Alpharma Entities Defined

The Company—Alpharma and consolidated subsidiaries.

OPB — The Faulding Oral Pharmaceuticals business purchased December 12, 2001 consisting of U.S. operations "OPB-U.S." and an operation in China—"OPB China."

HPI — Human Pharmaceuticals International—made up of:
IPD—International Pharmaceuticals Division
FCD—Fine Chemicals Division, and
OPB China—Faulding Oral Solid Dose Business in China

USHP— US Human Pharmaceuticals—
made up of former division,
USPD—U.S. Pharmaceuticals Division, and
OPB-U.S.—Faulding U.S. oral solid dose business

AH — Animal Health—made up of former divisions,
AHD—Animal Health Division, and
AAHD—Aquatic Animal Health Division

- In November, the Company's Animal Health Segment announced changes in business practices and a change in existing management. These changes resulted in severance of approximately $1.1 million, charges relating to the exiting of a product line of $10.2 million, and lower sales in the fourth quarter of 2001.
- In December, the Company exchanged $34.1 million of outstanding subordinated debentures into approximately 1.5 million shares of Class A common stock and recorded a non-cash expense of $7.4 million. Additionally, the Company repaid term loans of $65.0 million and recorded an extraordinary charge for early extinguishment of debt ($1.5 million pre-tax, $.9 million after tax).

2000

- In May, the Company's AHD purchased the Medicated Feed Additive Business of Roche Ltd. ("MFA") for a cash payment of $258.0 million and the issuance of a $30.0 million promissory note to Roche. The acquisition was initially financed under a $225.0 million bridge financing agreement ("Bridge Financing") and existing credit agreements.
- In May, the Company sold 4.95 million shares of Class A common stock and received proceeds of approximately $185.6 million which were used to repay a portion of the Bridge Financing.
- In June, the Company signed an amendment to its 1999 Credit Facility and increased the facility by $100.0 million to $400.0 million. Upon the completion of the amendment the Company borrowed the necessary funds and repaid and terminated the Bridge Financing.
- In August, the Company sold 5.0 million shares of Class A Common stock and received net proceeds of approximately $287.3 million. The proceeds were used to pay down existing line of credit and other short-term debt with the balance being invested in money market instruments.

1999

- In January, the Company's AHD contributed the distribution business of its Wade Jones subsidiary into a joint venture with two similar third-party distribution businesses. The new entity, WYNCO, which is a regional distributor of animal health products in the Central South West and Eastern regions of the U.S., is 50% owned by the Company.
- In January, the Company replaced its revolving credit facility and existing domestic short-term credit lines with a $300.0 million syndicated facility ("1999 Credit Facility") which provided for increased borrowing capacity.
- In April, the Company's IPD purchased a French generic pharmaceutical business for approximately $26.0 million in cash.
- In June, the Company issued $170.0 million initial principal amount of 3% Convertible Senior Subordinated Notes due 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

- In June, the Company's IPD acquired the Isis Pharma Group, a German generic pharmaceutical business for approximately $153.0 million in cash.
- In September, the Company's AHD acquired the business of the I.D. Russell Company, a privately held U.S.-based manufacturer of animal health products, for approximately $21.5 million in cash and other commitments.
- In September, the Company's AHD acquired the business of Southern Cross Biotech, an Australian animal health company, and a technology license for approximately $14.0 million in cash and other commitments.
- In November, the Company sold 2.0 million shares of Class A Common stock and received proceeds of approximately $62.4 million.
- In November, the Company's AAHD purchased Vetrepharm, an animal and aquatic health distribution company in the United Kingdom for approximately $2.5 million.

Revision of Financial Statements

Results and comparisons to 2000 and 1999 were previously revised.

Results of Operations 2001 versus 2000

Comparison of year ended December 31, 2001 to year ended December 31, 2000. (All earnings per share amounts are diluted, as applicable.)

For the year ended December 31, 2001, revenue was $975.0 million, an increase of $74.2 million (8.2%) compared to 2000. Operating income was $24.4 million, a decrease of $99.9 million, compared to 2000.

The Company recorded a net loss of $37.9 million ($.93 per share) compared to net income of $55.5 million ($1.49 per share). 2001 results include charges and expenses related to the acquisition and financing of the OPB, the repayment of a previous credit agreement, the combination of OPB and USPD to form USHP, the combination of IPD and FCD to form HPI, management actions in the Animal Health segment and other unusual items. The following schedule identifies these charges and expenses and presents a statement of operations for comparison with 2000 excluding identified transactions.

Year 2001 versus 2000 (Dollars in millions)	2001 as Reported	2001 Identified Transactions: OPB Acquisition	Deleveraging	Reorganization/Refocus & Other	Total	Excluding Identified Transactions 2001	As Reported 2000
Revenues	$975.0	$ —	$ —	$ —	$ —	$975.0	$900.8
Cost of sales	$593.6	$ 1.8	$ —	$ 8.7	$ 10.5	$583.1	$500.0
Gross profit	$381.4	$ (1.8)	$ —	$ (8.7)	$(10.5)	$391.9	$400.8
Selling, general & administrative	$357.0	$ 47.2	$ —	$ 3.9	$ 51.1	$305.9	$276.5
Operating income	$ 24.4	$(49.0)	$ —	$(12.6)	$(61.6)	$ 86.0	$124.3
Interest expense	$(45.5)	$ (8.4)	$ —	$ —	$ (8.4)	$(37.1)	$(45.2)
Other income (expense)	$(14.0)	$ (2.3)	$(7.4)	$ (0.4)	$(10.1)	$ (3.9)	$ (3.4)
Pre-tax income (loss)	$(35.1)	$(59.7)	$(7.4)	$(13.0)	$(80.1)	$ 45.0	$ 75.7
Taxes	$ (.6)	$ 8.6	$ 1.5	$ 5.1	$ 15.2	$(15.8)	$ 20.2
Net income (loss) before extraordinary item	$(35.7)	$(51.1)	$(5.9)	$ (7.9)	$(64.9)	$ 29.2	$ 55.5
Extraordinary item	$ (2.2)	$ (1.3)	$(0.9)	$ —	$ (2.2)	$ (0.0)	$ —
Net income (loss)	$(37.9)	$(52.4)	$(6.8)	$ (7.9)	$(67.1)	$ 29.2	$ 55.5
Gross profit %	39.1%					40.2%	44.5%
Operating expense as a % of revenues	36.6%					31.4%	30.7%
Operating income as a % of revenue	2.5%					8.8%	13.8%

2000 as reported includes charges related to the Roche MFA acquisition which are included in the cost of sales ($1.0 million), selling, general and administrative ($.4 million), and other, net ($4.7 million). Charges, net after tax, were approximately $4.0 million.

A discussion of each of these 2001 identified transactions follows.

OPB Acquisition

OPB Financing

In July 2001, the Company signed a definitive purchase agreement to acquire the OPB of Faulding Limited from Mayne Nickless Limited ("Mayne") subject to Mayne's completion of a tender offer for Faulding. The Company was required to make a $145.0 million escrow deposit in July. In October the Company obtained management control of OPB, subject to certain limitations. In October to fund the $660.0 million purchase price to Mayne the Company released the $145.0 million escrow, paid an additional $255.0 million and provided a $260.0 million letter of credit. In December the acquisition closed and the letter of credit was funded. The OPB is included in the Company's results from December 12, 2001, the date of acquisition. The identified transactions include the interest expense and letter of credit fees related to the prepayments during the July–December period of $8.4 million and a charge of $2.3 million included in other, net for bank fees primarily for the bridge financing net of interest income on the escrow deposit.

The new financing required for the OPB resulted in the repayment and termination of the 1999 Credit Facility. The write-off of the bank fees related to the early extinguishment of debt ($2.2 million pre-tax, $1.3 million net of tax) are also included with the identified transactions.

Purchase Accounting

The OPB acquisition closed on December 12, 2001 and in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" was accounted for by the purchase method. Required adjustments for purchase accounting included a step-up of finished goods inventory of $7.1 million of which $1.8 million was expensed as the acquired inventory was sold in December 2001. The remaining balance of $5.3 million will be expensed in the first quarter of 2002. The most significant adjustment required by purchase accounting was the valuation and write-off of in-process research and development ("IPR&D"). IPR&D was valued at $37.7 million and was written off without a tax benefit (as required) resulting in a reduction of EPS of $.92. IPR&D was valued based on forecasted after tax cash flows for each potential R&D product adjusted for charges for core technology and use of existing assets. The resultant cash flows were discounted at 15.4% and subsequently reduced for a risk adjustment factor dependent on the probability of achieving the cash flows and, in certain instances, the favorable outcome of litigation.

Combination of OPB with USPD and Other Acquisition Expenses

Upon acquisition, the OPB was combined with the USPD to create U.S. Human Pharmaceuticals. The combination resulted in severance of $4.8 million related to USPD employees. In addition, the IPD commenced the closure of its Copenhagen Research Facility resulting in severance of approximately $1.5 million. The Company intends to conduct its oral solid research at the OPB facilities.

In the first half of 2001, the Company incurred acquisition expenses for professional and consulting services of $3.2 million related to the OPB.

The combination of the transactions identified with the OPB acquisition resulted in a net loss of $52.4 million or $1.28 per share.

Deleveraging Activities

The Company significantly increased its debt in connection with the OPB acquisition. The credit facilities entered into in connection with the acquisition of OPB and the refinancing of existing debt contain various financial covenants, operating restrictions and require the repayment of debt on a scheduled basis. The Company is in compliance with all of the terms of the credit facilities and believes it will be able to comply in the future. In order to ensure continued compliance and increase flexibility under the agreements, the Company intends to deleverage at an accelerated pace. Toward this goal, the Company has adopted a comprehensive deleveraging plan, which includes aggressive expense, capital spending and working capital controls and possible sales of assets. The Company will continue to pursue other alternatives to further reduce debt. (See "Liquidity and Capital Resources" for 2002 deleveraging activities).

In December 2001, the Company exchanged $34.1 million of 5.75% subordinated debentures for approximately 1.5 million shares of Class A common stock and recorded a non-cash expense of $7.4 million. Additionally, in December 2001, the Company repaid term loans of $65.0 million and recorded an extraordinary charge for early extinguishment of debt ($1.5 million pre-tax, $.9 million after tax). The sum of the 2001 deleveraging activities resulted in a loss of approximately $6.8 million ($.17 per share).

Reorganization, Refocus and Other Transactions

Animal Health

In the fourth quarter 2001, the Company changed management in its Animal Health business. The change in management resulted in severance charges of $1.1 million. New management began a review of current projects and decided to discontinue support of certain projects including the commercialization of the optibreed product. This decision resulted in a charge for disposal of optibreed inventory of $8.7 million.

HPI

The combination of IPD and FCD resulted in severance charges of $2.8 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Other Items
Other identified transactions which net to $.4 million expense include income of $2.1 million from the settlement of vitamin litigation in the second quarter of 2001 offset by the write-off of investments of $2.5 million including an equity position in the company which manufactured the optibreed product.

The sum of the reorganization, refocus and other transactions is a loss of $7.9 million ($.19 per share).

Results of Operations—2001 (excluding identified items) versus 2000

Year Ended December 31,	Revenues		Operating Income (loss)		
(Dollars in millions)	2001	2000	2001	2001[a] *Adjusted*	2000
International Pharmaceuticals	$262.9	$309.3	$ 10.4	$ 13.8	$ 41.7
Fine Chemicals	74.4	62.7	32.2	33.0	25.5
Human Pharmaceuticals International	337.3	372.0	42.6	46.8	67.2
U.S. Human Pharmaceuticals	306.4	233.0	(18.9)	25.4	26.4
Animal Health	335.3	300.9	23.6	33.4	49.1[b]
Unallocated and eliminations	(4.0)	(5.1)	(22.9)	(19.6)	(18.4)
Total	$975.0	$900.8	$ 24.4	$ 86.0	$124.3

(a) Excluding identified items. (b) Includes $1.4 million in charges related to the Roche MFA acquisition.

Revenues
Revenues in IPD decreased $46.4 million (15.0%) due to lower volume in many of our markets including Germany and the UK, lower pricing primarily in the UK and Germany and the effects of translation of currencies into the U.S. dollar. The UK market in 2000 had higher prices due to market conditions. These favorable market conditions did not exist in 2001 due to interim market pricing legislation adopted in August of 2000 that had the effect of lowering pricing. In addition, UK competition has increased primarily on higher margin products which has also lowered prices and margins. The interim price regulations are presently being reviewed. The Company cannot predict what effect, if any, the present government review of pricing and other aspects of the generic drug market will have on future UK pricing or market conditions. In 2002 new legislation was introduced in Germany which will have the effect of lowering pricing. The Company is unable to predict the long-term impact these circumstances will have on the Company's German operations and the pricing and sales of generic pharmaceuticals in Germany.

FCD revenues increased $11.7 million (18.7%) due primarily to increased volume. USHP revenues increased $73.4 million (31.5%) due to increased volume in new and existing products offset in part by lower net pricing. The acquisition of the OPB-U.S. in December 2001 increased revenues by approximately $15.1 million. In connection with the OPB acquisition, the Company noted that certain of OPB's wholesale customers have levels of inventory generally higher than the Company has historically experienced at USPD. OPB management has indicated that these inventory levels are consistent with OPB's historical experience. However, in the event that these customers reduce inventory levels in the future, the Company's revenues could be adversely impacted.

Animal Health revenues increased $34.4 million (11.4%) due to the timing of the MFA acquisition in May 2000 (i.e., seven months in 2000 versus twelve months in 2001). Offsetting increases due to acquisition timing were lower sales in the second half of 2001 versus 2000 due to a change in marketing strategy which reduced certain sales incentives and extended terms. Also impacting sales in Animal Health are unfavorable conditions in the U.S. Poultry market, a fire at an important Company shipping location and difficult economic conditions in Asia.

Gross Profit
On a Company-wide basis gross profit declined $19.4 million as reported and excluding identified transactions decreased $8.9 million. As a percentage of sales, gross profit in 2001 as reported was 39.1%, compared to 40.2% excluding identified transactions and 44.5% in 2000. The reduction in gross margin excluding identified transactions represents lower pricing, lower volume and related production inefficiencies as well as F/X effects in IPD offset partially by increases in USPD and FCD due to volume and relatively flat gross profits in AHD. USPD gross profits were negatively impacted by two product recalls which lowered gross profit by approximately $10.0 million in 2001. AHD gross profits were negatively effected in 2000 by the $1.0 million write-up and subsequent write-off of MFA manufactured inventory.

Operating Expenses
Operating expenses excluding identified transactions were 31.4% of revenues in 2001 compared to 30.7% of revenues in 2000. The increase in amount of $29.4 million is primarily attributable to the MFA and OPB acquisitions.

Operating Income

Operating income in 2001 decreased by $99.9 million as reported and by $38.3 million excluding identified transactions. The Company believes the change in operating income can be approximated as follows:

(Dollars in millions)	IPD	FCD	USHP	AH	Unallocated	Total
2000 Operating income	$ 41.7	$25.5	$ 26.4	$ 49.1	$(18.4)	$124.3
Identified transactions — 2001	(3.4)	(0.8)	(44.3)	(9.8)	(3.3)	(61.6)
	38.3	24.7	(17.9)	39.3	(21.7)	62.7
Net margin improvement (decrease) due to volume, new products, acquisitions and price	(25.8)	7.0	16.7	2.5	—	0.4
(Increase) in operating expenses, net	—	—	(6.9)	(18.5)	(1.2)	(26.6)
Product recalls	—	—	(10.8)	—	—	(10.8)
Translation and other	(2.1)	0.5	—	0.3	—	(1.3)
2001 Operating income	$ 10.4	$32.2	$(18.9)	$ 23.6	$(22.9)	$ 24.4

Interest Expense

Interest expense was $45.5 million in 2001 compared to $45.2 million in 2000. Interest expense in 2000 results from debt incurred to finance acquisitions in 2000 and 1999 (primarily MFA and IPD acquisitions) which was partially repaid with proceeds from equity offerings in May and August 2000. The Company began 2001 with $525.1 million of debt and ended 2001 with debt of $1,060.6 million. The increased debt was incurred primarily to fund the OPB acquisition.

Other Income (Expense), Net

Other, net was $(14.0) million in 2001 compared to $(3.4) million in 2000 and includes the following items:

(Dollars in millions)	2001	2000
Other income (expense), net:		
Interest income	$ 3.5	$ 4.1
Foreign exchange losses, net	(3.4)	(2.4)
Fees for temporary MFA acquisition financing	—	(4.7)
Amortization of debt costs	(6.1)	(2.1)
Litigation/insurance settlements	2.1	.5
Income from joint venture carried at equity	.9	1.6
Expense for conversion of convertible notes	(7.4)	—
Write-downs of investments	(2.5)	—
Other, net	(1.1)	(.4)
	$(14.0)	$(3.4)

Tax Provision

The tax provision in 2001 was 1.8% on a pre-tax loss of $35.1 million due mainly to the non-deductibility of a $37.7 million in-process research and development charge related to the OPB acquisition.

Extraordinary Items

In 2001, in accordance with GAAP the Company reported an extraordinary item due to the early extinguishment of debt. The Company repaid all debt remaining on the 1999 Credit Facility and $65.0 million of term debt resulting in a pre-tax loss of $3.7 million and after tax loss of $2.2 million ($.05 per share).

Results of Operations—2000 versus 1999

Comparison of year ended December 31, 2000 to year ended December 31, 1999. (All earnings per share amounts are diluted.)

For the year ended December 31, 2000 revenue was $900.8 million, an increase of $184.8 million (25.8%) compared to 1999. Operating income was $124.3 million, an increase of $40.4 million, compared to 1999. Net income was $55.5 million ($1.49 per share) compared to a net income $30.0 million ($1.07 per share) in 1999. Results for 2000 include non-recurring charges resulting from the MFA acquisition which reduced net income by $4.0 million ($.09 per share).

Acquisition Program

The acquisition of MFA, the 1999 acquisitions by IPD and AHD, and the financing required to complete the acquisitions affect most comparisons of 2000 results to 1999.

The Company has integrated the operations of the 1999 acquisitions and MFA within the respective divisional operations. The MFA acquisition has been integrated to a greater extent because its assets, operations and personnel were immediately absorbed in existing AHD legal entities. As a result the full incremental impact of the acquisitions is impractical to segregate. The Company estimates acquisitions contributed revenues of approximately $180.0 million, in the year ended December 31, 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Revenues

Revenues increased in the Human Pharmaceuticals business by $43.6 million and in the Animal Pharmaceuticals business by $141.8 million. The aggregate increase in revenues was reduced by approximately $34.0 million due to changes in exchange rates used in translating sales in foreign currencies into the U.S. Dollar, primarily in IPD.

Changes in revenue and major components of change for each division in the year ended December 31, 2000 compared to December 31, 1999 are as follows:

Revenues in IPD increased by $6.0 million due primarily to the 1999 acquisitions (approximately $33.0 million) and to a lesser extent higher pricing in the UK The increases were offset substantially by effects of currency translation ($30.0 million) and lower volume in certain markets. The pricing in the UK market was higher relative to the first half of 1999, but was lower in the second half of 2000 compared to the second half of 1999. UK revenues grew in 1999 primarily as a result of higher pricing due in large part to unusual conditions affecting the market which abated during the second quarter of 2000. Effective August 3, 2000, the UK government has adopted interim maximum pricing legislation. The government has indicated that it will review the interim legislation within the next 12 to 15 months. Market conditions resulted in certain lower prices commencing in the second quarter of 2000 and further reductions as a result of the adoption of the above noted legislation have occurred in the second half of 2000 and are expected to continue in 2001.

U.S. Pharmaceutical ("USPD") revenues increased $35.7 million due to volume increases in new and existing products offset in part by lower net pricing. Revenues in FCD increased by $1.9 million due mainly to volume increases being partially offset by translation of sales in local currency into the U.S. Dollar.

AHD revenues increased $144.0 million due to acquisitions primarily MFA ($142.0 million). Offsetting acquisition increases, adverse market and competitive conditions in a number of AHD's main markets caused volume declines and to a lesser extent price reductions in certain ongoing products. AAHD revenues declined due mainly to adverse market conditions and increased competition.

Gross Profit

On a consolidated basis, gross profit increased to $72.1 million and the gross margin percent decreased to 44.5% in 2000 compared to 45.9% in 1999.

A major portion of the dollar increase results from the acquisitions (primarily MFA and Isis). Higher pricing in the IPD's United Kingdom market and volume increases of a number of products in USPD also contributed to the increase. Partially offsetting dollar increases were volume decreases in AHD non-MFA products and certain IPD markets, lower net pricing in USPD and the effects of foreign currency translation. In addition in the fourth quarter of 2000, the FDA made a pharmaceutical industry-wide request that sale of products containing Phenylpropanolamine (PPA) be discontinued. The Company voluntarily complied with this request and as a result, reduced gross profit by approximately $2.5 million for write-downs of inventory on hand and anticipated product returns. The gross profit percent declined mainly due to the products included in the MFA acquisition which have lower gross profit percents than base animal health products.

In addition, AHD gross profits were reduced by a $1.0 million write-up and subsequent write-off upon sale of MFA manufactured inventory. The write-up was required by Generally Accepted Accounting Principles.

Operating Expenses

Operating expenses increased $31.7 million and represented 30.7% of revenues in 2000 compared to 34.2% in 1999. The dollar increase is primarily attributable to the acquisitions including amortization of related intangibles (primarily MFA and Isis). Other increases included professional and consulting expenses for strategic planning, information technology and acquisitions, and a $.4 million charge for severance of existing AHD employees resulting from the combining of the sales forces of MFA and AHD. Foreign currency translation reduced the dollar amount of the increase by approximately $14.2 million. The percentage reduction is the result of leveraging of incremental MFA sales on the existing AHD business infrastructure.

Operating Income

Operating income in 2000 increased by $40.4 million. The Company believes the change in operating income can be approximated as follows:

(Dollars in millions)	IPD	USPD	FCD	AHD	AAHD	Unalloc.	Total
1999 Operating income	$ 35.6	$16.6	$23.1	$ 26.7	$(2.5)	$(15.6)	$ 83.9
Acquisition charges—MFA				(1.4)			(1.4)
Net margin improvement due to volume, new products, acquisitions and price	19.4	14.5	.2	53.7	(.2)		87.6
(Increase) in operating expenses, net	(10.7)	(4.7)	(.8)	(26.7)	(.1)	(2.8)	(45.8)
Translation and other	(2.6)	—	3.0	—	(.4)	—	—
2000 Operating income	$ 41.7	$26.4	$25.5	$ 52.3	$(3.2)	$(18.4)	$124.3

AHD's $53.7 million net margin improvement is due primarily to the MFA acquisition offset by weakness in base product sales in a number of markets (due to integration of the MFA business into AHD, a segregation of operating income is not practicable). The increase in operating expense for all divisions is adjusted for the estimated impact of foreign currency translation.

Interest Expense/Other/Taxes

Interest expense increased in 2000 by $6.0 million due primarily to debt incurred to finance the acquisitions and to a lesser extent, higher interest rates in 2000.

Other, net was $3.4 million expense in 2000, due primarily to $4.7 million fees incurred as part of the $225.0 million MFA bridge financing and other financing fees. The bridge financing was committed, drawn, repaid and terminated in the second quarter. All fees associated with the interim financing were expensed in the second quarter.

The year-to-date effective tax rate was 26.7% in 2000 compared to 35.1% in 1999. The primary reason for the lower rate is the acquisition of foreign businesses in recent years and the related restructuring of ownership of legal entities in 2000 which provided a one-time benefit of $2.5 million in 2000 and will allow for movement of funds between the international entities.

Inflation

The effect of inflation on the Company's operations during 2001, 2000 and 1999 was not significant.

Critical Accounting Policies

The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the United States of America. All professional accounting standards that are effective as of December 31, 2001, have been taken into consideration in preparing the consolidated financial statements. The Company has chosen to highlight certain policies that it considers critical to the operations of the business and understanding its consolidated financial statements.

Revenue Recognition

Revenues are recognized when title to products and risk of loss are transferred to customers. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

In the Company's U.S. Human Pharmaceutical business, and to a lesser extent in Human Pharmaceuticals - International, sales to certain customers require that the Company remit discounts to either customers or governmental authorities in the form of rebates, chargebacks, or other managed-care reserves. Additionally, sales are generally made with a limited right of return under certain conditions. The Company estimates these rebates, chargebacks, managed care reserves and estimated returns at the time of sale based on the terms of agreements with customers and historical experience. The Company continually monitors the adequacy of procedures used to estimate these reductions by comparison of estimated reductions to actual reductions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Goodwill and Intangible Assets
The Company has completed several acquisitions since 1998, which have generated significant amounts of goodwill and intangible assets and related amortization. The values assigned to goodwill and intangibles, as well as their related useful lives, are subject to judgement and estimation by the Company. In addition, upon adoption of SFAS 142, the Company will be required to cease amortization of goodwill and review goodwill annually for impairment.

Goodwill and intangibles related to acquisitions are determined based on purchase price allocations. These allocations, including an assessment of estimated useful lives, have generally been performed by qualified independent appraisers using reasonable valuation methodologies. Valuation of intangible assets is generally based on the estimated cash flows related to those assets, while the value assigned to goodwill is the residual of the purchase price over the fair value of all identifiable assets acquired and liabilities assumed. Useful lives are determined based on the expected future period of benefit of the asset, the assessment of which considers various characteristics of the asset, including historical cash flows.

Asset Impairments
Long-lived assets, including plant and equipment, goodwill and other intangible assets are reviewed for impairment when events or circumstances indicate that a dimunition in value may have occurred, based on a comparison of undiscounted future cash flows to the carrying amount of the goodwill or intangible asset. If the carrying amount exceeds undiscounted future cash flows, an impairment charge is recorded based on the difference between the carrying amount of the asset and its fair value.

The assessment of potential impairment for a particular asset or set of assets requires certain judgements and estimates by the Company, including the determination of an event indicating impairment; the future cash flows to be generated by the asset, including the estimated life of the asset and likelihood of alternative courses of action; the risk associated with those cash flows; and the Company's cost of capital or discount rate to be utilized.

Research and Development ("R&D"), Including In-Process R&D ("IPR&D")
The Company's products are subject to regulation by governmental authorities, principally the Food and Drug Administration ("FDA") in the United States and equivalent authorities in international markets. Research and development expenses are charged to the consolidated statement of operations when incurred, as the Company considers that regulatory and other uncertainties inherent in the development of new products preclude it from capitalizing development costs.

With respect to completed acquisitions, acquired products or projects which have achieved technical feasibility, signified by FDA or comparable regulatory body approval, are capitalized as intangible assets because it is probable that the costs will give rise to future economic benefits. Estimates of the values of these intangible assets are subject to the estimation process described in "Goodwill and Intangible Assets" above.

Acquired products or projects which have not achieved technical feasibility (i.e., regulatory approval) are charged to the statement of operations on the date of acquisition. In connection with its acquisitions, the Company generally utilizes independent appraisers in the determination of IPR&D charges. The amount of this charge is determined based on a variety of factors including the estimated future cash flows of the product or project, the likelihood of future benefit from the product or project and the level of risk associated with future research and development activities related to the product or project.

Inventories
Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis for most inventories, with certain U.S. Human Pharmaceutical inventory values on a last-in, first-out basis. The determination of market value to compare to cost involves assessment of numerous factors, including costs to dispose of inventory and estimated selling prices. Reserves are recorded for inventory determined to be damaged, obsolete, or otherwise unsaleable.

The Company also purchases raw materials, and manufactures finished goods, for certain products prior to the product receiving regulatory approval or during a period when the product is subject to litigation. The Company reviews these inventories on a case-by-case basis, and records a write-down of the inventory if it becomes probable that regulatory approval will not be obtained, litigation will be resolved unfavorably, or the inventory's cost will not be recoverable based on other factors.

Litigation and Contingencies
The Company is subject to litigation in the ordinary course of business, and also to certain other contingencies (see Note 16 to the financial statements). The Company records legal fees and other expenses related to litigation and contingencies as incurred. Additionally, the Company assesses, in consultation with its counsel, the need to record liability for litigation and contingencies on a case-by-case basis. Reserves are recorded when the Company, in consultation with counsel, determines that a loss related to a matter is both probable and reasonably estimable.

Income Taxes

The Company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to utilize the deferred tax asset. In the event the Company determines that future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. The Company's valuation allowance principally relates to net operating loss carryforwards in certain state and foreign jurisdictions with little or no history of generating taxable income.

Liquidity and Capital Resources

At December 31, 2001, stockholders' equity was $891.6 million compared to $847.9 million and $343.5 million at December 31, 2000 and 1999, respectively. The ratio of long-term debt to equity was 1.16:1, .59:1 and 1.72:1 at December 31, 2001, 2000 and 1999, respectively. The increase in stockholders' equity in 2001 mainly represents the exchanges of convertible debentures to equity and other equity issuances totaling $113.2 million offset by a net loss of $37.9 million, a negative currency translation adjustment of $24.1 million and dividends of $7.5 million. The increase in stockholders' equity in 2000 primarily reflects the issuance of common stock in 2000 resulting from the $472.8 million equity offerings and net income partially offset by the currency translation adjustment. The increase in long-term debt in 1999 was due primarily to the acquisitions. In 2000 senior debt was paid down with a portion of the proceeds from the equity offerings. In 2001 long-term debt increased to finance the OPB acquisition.

Working capital at December 31, 2001 was $319.0 million compared to $394.0 million and $209.2 million at December 31, 2000 and 1999, respectively. The current ratio was 1.93:1 at December 31, 2001 compared to 2.91:1 and 2.27:1 at December 31, 2000 and 1999, respectively.

Balance sheet amounts at year end 2001 compared to 2000 are affected by the OPB acquisition which increased amounts and foreign exchange that reduced amounts reported in U.S. dollars. The OPB acquisition increased the balance sheet captions by the following approximate amounts: accounts receivable ($44.9 million), inventory ($59.8 million), property plant and equipment ($111.3 million), intangible assets ($557.1 million), accounts payable ($87.6 million) and non-current deferred taxes ($68.4 million).

Cash flow from operations in 2001 was $119.4 million compared to $33.1 million and $71.6 million in 2000 and 1999, respectively. 2001 cash flow benefited from the non-cash nature of a number of items which contributed to the net loss for the year. The $37.7 million IPR&D charge, the inventory write-offs of $17.8 million and the $7.4 million charge on exchange of the convertible debentures for Class A common stock are significant non-cash charges. Additionally, the Company reduced accounts receivable balances compared to 2000 by $26.6 million. The change in marketing strategy in AH in the 4th quarter of 2001 is the main reason for this decline. Cash flow from operations in 2000 was negatively impacted by the structure of the MFA acquisition. The MFA acquisition did not include existing MFA accounts receivable and accordingly, the increase in accounts receivable as sales were made is reflected as reduction in operating cash flow.

Balance sheet amounts decreased as of December 31, 2001 compared to December 2000 in U.S. Dollars as the functional currencies of the Company's principal foreign subsidiaries, the Norwegian Krone, Danish Krone, the Euro and British Pound, depreciated versus the U.S. Dollar in 2001 by approximately 1%, 3%, 3% and 1%, respectively. These decreases in balance sheet amounts impact to some degree the above mentioned ratios. The approximate decrease due to currency translation of selected captions was: accounts receivable $4.0 million, inventories $4.9 million, accounts payable and accrued expenses $2.1 million and total stockholders' equity $24.1 million. The $24.1 million decrease in stockholders' equity represents other comprehensive loss for the year and results from the strengthening of the U.S. Dollar in 2001 against all major functional currencies of the Company's foreign subsidiaries.

In 2001, the Company's capital expenditures including expenditures for a Company-wide ERP system were $85.3 million, and in 2002 the Company plans to spend approximately the same amount. The Company has approved a number of capital projects including the construction of an AHD plant for Lasalocid, and a company-wide information technology project which is expected to require additional capital expenditures of approximately $35.0 million through 2004.

In September 1999, the Company acquired a technology license and option agreement for the animal health product, REPORCIN. The agreement requires additional payments as additional regulatory approvals for the product are obtained in certain markets. Total additional payments at December 31, 2001 of approximately $32.0 million are required over the next 5 years if all 7 possible country approvals are received. Under the terms of the agreement, the Company was required to complete an FDA approved production facility for Reporcin. To meet that requirement, the Company purchased a biopharmaceutical production facility in Terre Haute, Indiana in June 2000 and began to prepare the facility for production of Reporcin. Due to a reassessment of the Company's approach to the U.S. market, the facility, on which the Company has expended $12 million, was not complete at December 31, 2001. While the Company continues to pursue regulatory approval for Reporcin in the US, this reassessment has resulted in changes to or delays in planned activities related to the completion of the Terre Haute facility. However, the Company has reviewed the facility for impairment and determined, based on present facts and circumstances, no write-down of the facility is required at December 31, 2001.

At December 31, 2001, the Company had $14.9 million in cash, available short-term lines of credit of approximately $38.0 million and $300.0 million available under its 2001 Credit Facility.

A portion of the Company's short-term and long-term debt is at variable interest rates. The 2001 Credit Facility requires the Company enter into swaps such that interest is fixed on 50% of its debt. In early 2002, the Company entered into interest rate agreements to fix interest rates for $60.0 million of its variable debt to minimize the impact of future changes in interest rates. The Company's policy is to selectively enter into standard agreements to fix interest rates for existing debt if it is deemed prudent.

In the fourth quarter of 2001, the Company completed the acquisition of the OPB (See Note 3) and entered into a $900.0 million credit agreement ("Credit Facility") to finance the acquisition and replace its previous credit agreement. The Credit Facility includes restrictive covenants, and the most restrictive of these covenants is the total leverage ratio, which is total debt (as defined) divided by EBITDA (as defined). This requires the calculation of EBITDA, as defined in the credit facility, on a rolling four quarter basis and pro forma for the acquisition of the OPB. The Company is in compliance with these covenants as of December 31, 2001.

Continued compliance with these covenants in 2002 is dependent on the Company's EBITDA, and therefore the Company's ability to generate operating income, and also on the Company's ability to reduce the amount of its outstanding debt. The Company has undertaken certain actions in the fourth quarter of 2001 and the first quarter of 2002 to reduce the amount of its outstanding debt as part of an overall deleveraging plan. Under this plan, the Company in December 2001 repaid term debt of $65.0 million and exchanged common shares for $34.1 million of convertible subordinated debt. Additionally, in the first quarter of 2002, the Company exchanged common shares for approximately $109.5 million of convertible subordinated debt.

Based on the above actions, combined with expected improvement in operating profit in 2002 relative to 2001, the Company fully expects to comply with these covenants throughout 2002. Additionally, the Company believes it has the ability to further reduce operating or capital expenditures, and sufficient access to capital such that debt could be further reduced, if these actions become necessary to comply with the covenants.

At December 31, 2001, the Company's contractual cash obligations can be summarized as follows:

(Dollars in millions)	Total	Less Than 1 Year	1–3 Years	4–5 Years	More Than 5 Years
Contractual Cash Commitments					
Long-term debt					
Senior and other	$ 776.8	$25.7	$69.1	$ 66.0	$616.0
Convertible subordinated*	279.1	—	—	279.1	—
Operating leases	45.7	9.8	14.5	7.6	13.8
Total contractual cash commitments	$1,101.6	$35.5	$83.6	$352.7	$629.8

**Can be settled in shares of the Company's Class A common stock at option of holder.*

Under the terms of certain business and product acquisition agreements, the Company may be required to make additional payments in future years upon the occurrence of specified events. See Note 3 to the financial statements for additional information.

Additionally, the Company has entered into certain supply agreements which may require payments under certain circumstances if minimum quantities are not purchased by the Company. See Note 16 for additional information.

Derivative Financial Instruments-Market Risk and Risk Management Policies

The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. The Company's risk management practice includes the selective use, on a limited basis, of forward foreign currency exchange contracts and interest rate agreements. Such instruments are used for purposes other than trading.

Foreign currency exchange rate movements create fluctuations in U.S. Dollar reported amounts of foreign subsidiaries whose local currencies are their respective functional currencies. The Company has not used foreign currency derivative instruments to manage translation fluctuations. The Company and its respective subsidiaries primarily use forward foreign exchange contracts to hedge certain cash flows denominated in currencies other than the subsidiary's functional currency. Such cash flows are normally represented by actual receivables and payables and anticipated receivables and payables for which there is a firm commitment.

At December 31, 2001, the Company had forward foreign exchange contracts with a notional amount of $46.9 million. The fair market value of such contracts has been recognized in the financial statements and is not material. All contracts expire in the first three quarters of 2002. The cash flows expected from the contracts will generally offset the cash flows of related non-functional currency transactions. The change in value of the foreign currency forward contracts resulting from a 10% movement in foreign currency exchange rates would be less than $.5 million and generally would be offset by the change in value of the hedged receivable or payable. Such contracts are not designated hedges for accounting purposes.

At December 31, 2001, the Company has no interest rate agreements outstanding. In early 2002 the Company entered into interest rate agreements to fix interest rates for $60.0 million of its variable interest rate term debt.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations" (SFAS 141) and SFAS 142, "Goodwill and other Intangible Assets" (SFAS 142), SFAS 141 applies to all business combinations initiated after June 30, 2001, and requires these business combinations be accounted for using the purchase method of accounting. SFAS 142 applies to all goodwill and intangibles acquired in a business combination. Under SFAS 142, all goodwill, including goodwill acquired before initial application of the standard, will not be amortized but will be tested for impairment within six months of adoption of the statement, and at least annually thereafter. Intangible assets other than goodwill are amortized over their useful lives and reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 142 is effective for fiscal years beginning after December 15, 2001.

The Company has adopted SFAS 141 for business combinations initiated after June 30, 2001, including the acquisition of the Oral Pharmaceuticals Business of FH Faulding ("OPB") (see Note 3), and will adopt SFAS 142 on January 1, 2002. The Company is presently evaluating the potential impact of these standards on its financial position and results of operations. However, due to the OPB acquisition and the number of acquisitions completed by the Company in previous years, the adoption of these statements could have a material impact on the financial position and results of operations of the Company. For the year ended December 31, 2001, amortization related to goodwill was approximately $18.5 million.

In July 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is currently evaluating the effects the new rules may have on its financial statements and expects to adopt SFAS 143 on January 1, 2003.

During August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," which provides guidance on the accounting for the impairment or disposal of long-lived assets. For long-lived assets to be held and used, the new rules continue previous guidance to recognize impairment when the undiscounted cash flows will not recover its carrying amount. The impairment to be recognized will continue to be measured as the difference between the carrying amount and fair value of the asset. The computation of fair value now removes goodwill from consideration. Assets that are to be disposed of by sale have adopted the same measurement approach as for those assets to be held and used. Additionally, assets qualifying for discontinued operations treatment have been expanded beyond the former operating segment approach. Long-lived assets to be disposed by other than sale will now recognize impairment at the date of disposal, but will be considered assets to be held and used until that time. The Company is currently evaluating the effects the new rules may have on its financial statements and has adopted SFAS 144 as of January 1, 2002.

Consolidated Balance Sheet

December 31, (In thousands, except share data)	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 14,894	$ 72,931
Accounts receivable, net	259,246	243,533
Inventories	331,773	253,038
Prepaid expenses and other current assets	56,608	30,916
Total current assets	662,521	600,418
Property, plant and equipment, net	482,206	345,042
Goodwill, net	870,621	503,686
Intangible assets, net	266,581	110,735
Other assets and deferred charges	108,079	50,554
Total assets	$2,390,008	$1,610,435
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 25,691	$ 20,676
Short-term debt	4,647	—
Accounts payable	171,275	72,866
Accrued expenses	126,113	87,618
Accrued and deferred income taxes	15,429	25,278
Total current liabilities	343,155	206,438
Long-term debt:		
Senior	551,173	130,837
Senior subordinated notes	200,000	—
Convertible Subordinated Notes, including $67,850 to related party in 2000	279,081	373,608
Deferred income taxes	100,154	29,404
Other non-current liabilities	24,829	22,261
Stockholders' equity:		
Preferred stock, $1 par value, no shares issued	—	—
Class A Common Stock, $.20 par value 32,740,289 and 31,009,790 shares issued	6,548	6,202
Class B Common Stock, $.20 par value 11,872,897 and 9,500,000 shares issued	2,375	1,900
Additional paid-in capital	905,099	792,659
Retained earnings	83,677	129,132
Accumulated other comprehensive loss	(99,140)	(75,063)
Treasury stock, at cost	(6,943)	(6,943)
Total stockholders' equity	891,616	847,887
Total liabilities and stockholders' equity	$2,390,008	$1,610,435

See notes to consolidated financial statements.

Consolidated Statement of Income

Years Ended December 31, (In thousands, except per share data)	2001	2000	1999
Total revenue	$974,990	$900,794	$716,010
Cost of sales	593,609	500,033	387,325
Gross profit	381,381	400,761	328,685
Selling, general and administrative expenses	270,341	233,188	204,607
Research and development	48,985	43,276	40,168
Purchased in-process research and development	37,665	—	—
Operating income	24,390	124,297	83,910
Interest expense	(45,467)	(45,183)	(39,174)
Other income (expense), net	(13,984)	(3,430)	1,450
Income (loss) before income taxes and extraordinary item	(35,061)	75,684	46,186
Provision for income taxes	613	20,176	16,194
Income (loss) before extraordinary item	(35,674)	55,508	29,992
Extraordinary item, net of tax	(2,240)	—	—
Net income (loss)	$(37,914)	$ 55,508	$ 29,992
Earnings per common share:			
Basic			
Income (loss) before extraordinary item	$ (.87)	$ 1.59	$ 1.08
Net income (loss)	$ (.93)	$ 1.59	$ 1.08
Diluted			
Income (loss) before extraordinary item	$ (.87)	$ 1.49	$ 1.07
Net income (loss)	$ (.93)	$ 1.49	$ 1.07

See notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

(In thousands)	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 1998	$5,451	$219,306	$ (7,943)	$ 55,219	$(6,184)	$265,849
Comprehensive income:						
Net income—1999				29,992		29,992
Currency translation adjustment			(26,258)			(26,258)
Total comprehensive income						3,734
Dividends declared ($.18 per common share)				(5,061)		(5,061)
Tax benefit realized from stock option plan		1,670				1,670
Exercise of stock options (Class A) and other	67	7,834				7,901
Exercise of warrants	48	4,873				4,921
Proceeds from equity offering	400	61,999				62,399
Employee stock purchase plan	12	2,098				2,110
Balance, December 31, 1999	$5,978	$297,780	$(34,201)	$ 80,150	$(6,184)	$343,523
Comprehensive income:						
Net income—2000				55,508		55,508
Currency translation adjustment			(40,862)			(40,862)
Total comprehensive income						14,646
Dividends declared ($.18 per common share)				(6,526)		(6,526)
Tax benefit realized from stock option plan		6,560				6,560
Purchase of treasury stock					(759)	(759)
Exercise of stock options (Class A) and other	122	14,785				14,907
Proceeds from equity offerings, net (Class A)	1,990	470,832				472,822
Employee stock purchase plan	12	2,702				2,714
Balance, December 31, 2000	$8,102	$792,659	$(75,063)	$129,132	$(6,943)	$847,887
Comprehensive loss:						
Net loss—2001				(37,914)		(37,914)
Currency translation adjustment			(24,077)			(24,077)
Total comprehensive loss						(61,991)
Dividends declared ($.18 per common share)				(7,541)		(7,541)
Tax benefit realized from stock option plan		478				478
Non-cash conversion of 05 Notes, net	297	39,827				40,124
Non-cash conversion of Industrier Note, net	475	66,639				67,114
Exercise of stock options (Class A) and other	25	2,183				2,208
Employee stock purchase plan	24	3,313	—	—	—	3,337
Balance, December 31, 2001	$8,923	$905,099	$(99,140)	$ 83,677	$(6,943)	$891,616

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

Years Ended December 31, (In thousands)	2001	2000	1999
Operating activities:			
Net income (loss)	$ (37,914)	$ 55,508	$ 29,992
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	77,611	64,836	50,418
Purchased in-process research and development	37,665	—	—
Deferred income taxes	3,400	(4,507)	(6,122)
Other non-cash items	36,428	12,630	6,324
Change in assets and liabilities, net of effects from business acquisitions:			
(Increase) decrease in accounts receivable	26,642	(75,292)	10,939
(Increase) in inventory	(41,620)	(50,965)	(26,526)
(Increase) decrease in prepaid expenses and other current assets	(943)	(7,909)	1,849
Increase in accounts payable and accrued expenses	46,525	30,069	164
Increase (decrease) in accrued income taxes	(23,964)	1,475	1,939
(Increase) in insurance receivable	(6,691)	—	—
Other, net	2,245	7,279	2,631
Net cash provided by operating activities	119,384	33,124	71,608
Investing activities:			
Capital expenditures	(85,247)	(72,088)	(33,735)
Purchase of businesses and intangibles, net of cash acquired	(687,889)	(274,135)	(205,281)
Other loans, net	—	(1,500)	(10,500)
Net cash used in investing activities	(773,136)	(347,723)	(249,516)
Financing activities:			
Net advances (repayments) under lines credit	4,690	(3,883)	(38,616)
Proceeds of senior long-term debt	784,117	128,000	317,000
Reduction of senior long-term debt	(358,074)	(236,629)	(330,611)
Dividends paid	(7,541)	(6,526)	(5,061)
Proceeds from sales of subordinated notes	200,000	—	170,000
Payment for debt issuance costs	(31,610)	(747)	(8,796)
Proceeds from equity offerings, net	—	472,822	62,399
Proceeds from employee stock option and stock purchase plan and other	5,545	16,807	10,011
Proceeds from exercise of warrants	—	—	4,921
Net cash provided by financing activities	597,127	369,844	181,247
Net cash flows from exchange rate changes	(1,412)	31	(98)
Increase (decrease) in cash and cash equivalents	(58,037)	55,276	3,241
Cash and cash equivalents at beginning of year	72,931	17,655	14,414
Cash and cash equivalents at end of year	$ 14,894	$ 72,931	$ 17,655

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except share data)

1 The Company

Alpharma Inc. and Subsidiaries, (the "Company") is a multinational pharmaceutical company which develops, manufactures and markets specialty generic and proprietary human pharmaceutical and animal pharmaceutical products.

In 1994, the Company acquired the pharmaceutical, animal health, bulk antibiotic and aquatic animal health business ("Alpharma Oslo") of A.L. Industrier A.S ("A.L. Industrier"), the beneficial owner of 100% of the outstanding shares of the Company's Class B Stock. The Class B Stock represents 26.8% of the total outstanding common stock as of December 31, 2001. A.L. Industrier, a Norwegian company, is able to control the Company through its ability to elect more than a majority of the Board of Directors and to cast a majority of the votes in any non-class vote of the Company's stockholders. (See Note 18.)

During 2000 and prior years, the Company was organized on a global basis within its Human Pharmaceutical and Animal Pharmaceutical businesses into five decentralized divisions each of which had a president and operated in a distinct business and/or geographic area. In January 2001, the Company combined the Aquatic Animal Health Division with its Animal Health Division.

Through September 2001, the Human Pharmaceutical business included: the U.S. Pharmaceuticals Division ("USPD"), the International Pharmaceuticals Division ("IPD") and the Fine Chemicals Division ("FCD"). The USPD's principal products are generic liquid and topical pharmaceuticals sold primarily to wholesalers, distributors and merchandising chains. The IPD's principal products are dosage form pharmaceuticals sold primarily in Scandinavia, the United Kingdom and western Europe as well as Indonesia and certain middle eastern countries. The FCD's principal products are bulk pharmaceutical antibiotics sold to the pharmaceutical industry in the U.S. and worldwide for use as active substances in a number of finished pharmaceuticals.

In September 2001, the Company announced the creation of Human Pharmaceuticals International ("HPI") to be composed of IPD, FCD and the Chinese operations of Faulding Oral Pharmaceuticals. In October 2001, the Company announced the creation of U.S. Human Pharmaceuticals ("USHP") to be composed of USPD and the U.S. operations of Faulding Oral Pharmaceuticals. Each business will be managed by a single management team. The results of Faulding Oral Pharmaceuticals ("OPB") will be included from the date of acquisition December 12, 2001. The OPB manufactures and sells generic and proprietary solid dose oral pharmaceuticals in the U.S. and China. The Company's intention is to ultimately combine HPI and USHP in an integrated global human pharmaceutical business.

The Animal Pharmaceutical business is managed by a single management team and includes the Animal Health Division ("AHD") and the Aquatic Animal Health Division ("AAHD"). The AHD's principal products are feed additive and other animal health products for animals raised for commercial food production (principally poultry, cattle and swine) in the U.S. and worldwide. The AAHD manufactures and markets vaccines primarily for use in immunizing farmed fish (principally salmon) worldwide with a concentration in Norway. (See Note 22 for segment and geographic information.)

2 A. Summary of Significant Accounting Policies

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. The effects of all significant intercompany transactions have been eliminated.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents:

Cash equivalents include all highly liquid investments that have an original maturity of three months or less.

Inventories:

Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis for most inventories, with certain U.S. Human Pharmaceutical inventory values on a last-in, first-out basis. The determination of market value to compare to cost involves assessment of numerous factors, including costs to dispose of inventory and estimated selling prices. Reserves are recorded for inventory determined to be damaged, obsolete, or otherwise unsaleable.

The Company also purchases raw materials, and manufactures finished goods, for certain products prior to the product receiving regulatory approval or during a period when the product is subject to litigation. The Company reviews these inventories on a case-by-case basis, and records a write-down of the inventory if it becomes probable that regulatory approval will not be obtained, litigation will be resolved unfavorably, or the inventory's cost will not be recoverable based on other factors. See Note 16 for additional information.

Property, plant and equipment:
Property, plant and equipment are recorded at cost. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to income as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts, with any gain or loss included in net income.

Interest is capitalized as part of the acquisition cost of major construction and software development projects. In 2001, 2000 and 1999, $2,232, $1,265 and $325 of interest cost were capitalized, respectively.

Depreciation is computed by the straight-line method over the estimated useful lives which are generally as follows:

Buildings	30–40 years
Building improvements	10–30 years
Machinery and equipment	2–20 years

Goodwill and intangible assets:
Goodwill and Intangible assets represent the excess of cost of acquired businesses over the underlying fair value of the tangible net assets acquired and the cost of technology, trademarks, New Animal Drug Applications ("NADAs"), Abbreviated New Drug Applications ("ANDAs") and other non-tangible assets acquired in product line acquisitions. Intangible assets are amortized on a straight-line basis over their estimated period of benefit. The Company continually reviews its intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected undiscounted future operating cash flows are lower than the carrying value. The following table is net of accumulated amortization of $153,363 and $116,791 at December 31, 2001 and 2000, respectively.

	2001	2000	Life
Excess of cost of acquired businesses over the fair value of the net assets acquired	$ 870,621	$503,686	15–40
Technology, trademarks, NADAs, ANDAs and other	266,581	110,735	6–20
	$1,137,202	$614,421	

Foreign currency translation and transactions:
The assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies into U.S. Dollars at rates in effect at the balance sheet date. Results of operations are translated using average rates in effect during the year. Foreign currency transaction gains and losses are included in income. Foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholders' equity. The foreign currency translation adjustment for 2001, 2000 and 1999 is net of $318, $1,187 and $1,838, respectively, representing the foreign tax effects associated with long-term intercompany advances to foreign subsidiaries.

Foreign exchange contracts:
The Company selectively enters into foreign exchange contracts to buy and sell certain cash flows in non-functional currencies and to hedge certain firm commitments due in foreign currencies. Foreign exchange contracts, other than hedges of firm commitments, are accounted for as foreign currency transactions and gains or losses are included in income. Gains and losses related to hedges of firm commitments are deferred and included in the basis of the transaction when it is completed.

Derivative instruments:
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its corresponding amendments under SFAS 138, (referred to hereafter as "FAS 133"), on January 1, 2001. Under the provisions of FAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or stockholders' equity, depending on the intended use of the derivative and whether the derivative is classified as a hedging instrument. Changes in fair value of derivative instrument not designated as hedging instruments are recognized in earnings in the current period.

The Company's derivative instruments, which are entered into on limited basis, consist principally of foreign currency forwards. These instruments are entered into in order to manage exposures to changes in foreign currency exchange rates. None of the Company's derivative instruments have been designated as hedging instruments under FAS 133. As such, the Company carries its derivative instruments at its fair value on the balance sheet, recognizing changes in the fair value in current period earnings. The adoption of FAS 133 did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

Revenue recognition:
Revenues are recognized when title to products and risk of loss are transferred to customers. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

In the Company's U.S. Human Pharmaceutical business, and to a lesser extent in Human Pharmaceuticals—International, sales to certain customers require that the Company remit discounts to either customers or governmental authorities in the form of rebates, chargebacks, or other managed-care reserves. Additionally,

Notes to Consolidated Financial Statements
(In thousands, except share data) (continued)

sales are generally made with a limited right of return under certain conditions. The Company estimates these rebates, chargebacks, managed care reserves and estimated returns at the time of sale based on the terms of agreements with customers and historical experience. The Company continually monitors the adequacy of procedures used to estimate these reductions by continued comparison of estimated reductions to actual reductions.

Income taxes:
The provision for income taxes includes federal, state and foreign income taxes currently payable and those deferred because of temporary differences in the basis of assets and liabilities between amounts recorded for financial statement and tax purposes. Deferred taxes are calculated using the liability method.

At December 31, 2001, the Company's share of the undistributed earnings of its foreign subsidiaries (excluding cumulative foreign currency translation adjustments) was approximately $121,000. No provisions are made for U.S. income taxes that would be payable upon the distribution of earnings which have been reinvested abroad or are expected to be returned in tax-free distributions. It is the Company's policy to provide for U.S. taxes payable with respect to earnings which the Company plans to repatriate.

Accounting for stock-based compensation:
The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" by disclosing the pro forma effect of the fair value method of accounting for stock-based compensation plans. As allowed by SFAS 123 the Company has continued to account for stock options under Accounting Principle Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

Comprehensive income:
SFAS 130, "Reporting Comprehensive Income," requires foreign currency translation adjustments and certain other items, which were reported separately in stockholders' equity, to be included in other comprehensive income (loss). The only components of accumulated other comprehensive loss for the Company are foreign currency translation adjustments. Total comprehensive income (loss) for the years ended 2001, 2000 and 1999 is included in the Statement of Stockholders' Equity.

Segment information:
SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" requires segment information to be prepared using the "management" approach. The management approach is based on the method that management organizes the segments within the Company for making operating decisions and assessing performance. SFAS 131 also requires disclosures about products and services, geographic areas and major customers.

Software and development costs:
In 2000 and 2001, the Company capitalized purchased software from a third-party vendor and software development costs incurred under the provisions of SOP 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Capitalized costs include only (1) external direct costs of materials and services incurred in developing or obtaining internal use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the internal-use software project and (3) interest costs incurred, while developing internal-use software. Amortization will begin as portions of the project are completed and ready for their intended purpose.

Research and development costs, business process re-engineering costs, training and computer software maintenance costs are expensed as incurred. Software development costs will be amortized using the straight-line method over the expected life of the product which is estimated to be five to seven years depending on when it is placed in service.

Capitalized software costs to date through December 31, 2001 amounted to approximately $39,200 and are included in other assets. Portions of the software are expected to be placed in service beginning in 2002.

Recent account pronouncements:
In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations" (SFAS 141) and SFAS 142, "Goodwill and other Intangible Assets" (SFAS 142), SFAS 141 applies to all business combinations initiated after June 30, 2001, and requires these business combinations be accounted for using the purchase method of accounting. SFAS 142 applies to all goodwill and intangibles acquired in a business combination. Under SFAS 142, all goodwill and certain intangibles determined to have indefinite lives, including goodwill and indefinite-lived intangibles acquired before initial application of the standard, will not be amortized but will be tested for impairment within six months of adoption of the statement, and at least annually thereafter. Intangible assets other than goodwill will be amortized over their useful lives and reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 142 is effective for fiscal years beginning after December 15, 2001, and must be adopted as of the beginning of a fiscal year.

The Company has adopted SFAS 141 for business combinations initiated after June 30, 2001, including the acquisition of the Oral Pharmaceuticals Business of FH Faulding ("OPB") (see Note 3), and will adopt SFAS 142 on January 1, 2002. The Company is presently evaluating the potential impact of these standards on its financial position and results of operations. However, due to the

OPB acquisition and the number of acquisitions completed by the Company in previous years and related goodwill, the adoption of these statements could have a material impact on the financial position and results of operations of the Company. For the year ended December 31, 2001, amortization related to goodwill was approximately $18,500.

In July 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is currently evaluating the effects the new rules may have on its financial statements and expects to adopt SFAS 143 on January 1, 2003.

During August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," which provides guidance on the accounting for the impairment or disposal of long-lived assets. For long-lived assets to be held and used, the new rules continue previous guidance to recognize impairment when the undiscounted cash flows will not recover its carrying amount. The impairment to be recognized will continue to be measured as the difference between the carrying amount and fair value of the asset. The computation of fair value now removes goodwill from consideration and incorporates a probability-weighted cash flow estimation approach. The previous guidance provided in SFAS 121 is to be applied to assets to be disposed of by sale. Additionally, assets qualifying for discontinued operations treatment have been expanded beyond the former operating segment approach. Long-lived assets to be disposed by other than sale will now recognize impairment at the date of disposal, but will be considered assets to be held and used until that time. The Company is currently evaluating the effects the new rules may have on its financial statements and will adopt SFAS 144 as of January 1, 2002.

2 B. Liquidity and Capital Resources

In the fourth quarter of 2001, the Company completed the acquisition of the OPB (See Note 3) and entered into a $900,000 credit agreement ("Credit Facility") to finance the acquisition and replace its previous credit agreement. (See Note 11.) The Credit Facility includes restrictive covenants, and the most restrictive of these covenants is the total leverage ratio, which is total debt (as defined) divided by EBITDA (as defined). This requires the calculation of EBITDA, as defined in the credit facility, on a rolling four quarter basis and pro forma for the acquisition of the OPB. The Company is in compliance with these covenants as of December 31, 2001.

Continued compliance with these covenants in 2002 is dependent on the Company's EBITDA, and therefore the Company's ability to generate operating income, and also on the Company's ability to reduce the amount of its outstanding debt. The Company has undertaken certain actions in the fourth quarter of 2001 and the first quarter of 2002 to reduce the amount of its outstanding debt as part of an overall deleveraging plan. The deleveraging plan includes aggressive expense, capital spending and working capital controls and possible sale of assets. Under this plan, the Company in December 2001 repaid term debt of $65,000 and exchanged common shares for $34,100 of convertible subordinated debt. Additionally, in the first quarter of 2002, the Company exchanged common shares for approximately $109,500 of convertible subordinated debt.

Based on the above actions, combined with expected improvement in operating profit in 2002 relative to 2001, the Company fully expects to comply with these covenants throughout 2002. Additionally, the Company believes it has the ability to further reduce operating or capital expenditures, and sufficient access to capital such that debt could be further reduced, if these actions become necessary to comply with the covenants.

3 Business and Product Line Acquisitions

The following acquisitions were accounted for under the purchase method and the accompanying financial statements reflect the fair values of the assets acquired and liabilities assumed and the results of operations from their respective acquisition dates.

Faulding acquisition:
On July 12, 2001, the Company entered into a definitive agreement to acquire the generic and proprietary oral solid dose pharmaceuticals business ("OPB acquisition") in the U.S. and China of F.H. Faulding & Co. Limited from Mayne Nickless Limited for total consideration of $660,000 in cash (approximately $669,800 including direct acquisition related costs). On October 2, 2001, Mayne closed its tender offer for Faulding's shares after having accepted the tender of more than 90% of Faulding's shares. On October 5, 2001, Alpharma gained operational and economic control of OPB subject to certain limitations. On December 12, 2001, Mayne acquired 100% of Faulding's shares and transferred the OPB to the Company in accordance with the acquisition agreement.

The acquisition has been accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." The fair value of the assets acquired and liabilities assumed and the results of OPB operations are included in the Company's consolidated financial statements beginning on the date of acquisition, December 12, 2001.

Notes to Consolidated Financial Statements

(In thousands, except share data) (continued)

The acquisition of the Oral Pharmaceuticals Business includes the operations of Purepac Pharmaceuticals and Faulding Laboratories in the United States and Foshan Faulding Pharmaceutical China. The Oral Pharmaceuticals Business includes research, development, manufacturing, sales and marketing of generic and proprietary oral solid dose pharmaceuticals in the United States and China. In the fiscal year ending June 30, 2001, the OPB had net sales of $205,200 (unaudited) comprised of U.S. net sales of $190,700 (unaudited) and China net sales of $14,500 (unaudited).

The transaction generated significant one-time charges for in-process research and development ("IPR&D"), the write-up and subsequent write-off of purchased inventory, financing costs specific to the transaction and integration costs incurred in combining OPB in the United States with the U.S. Pharmaceutical Division to form U.S. Human Pharmaceuticals ("USHP"). IPR&D was valued based on estimated future cash flows for 22 individual products under development, adjusted for charges for core technology and use of existing assets. Cash flows were discounted at a rate of 15.4% and a risk adjustment factor was subsequently applied to each project based on probability of realization of the cash flows. Cash inflows from individual projects are expected to commence during the period ranging from mid-2002 to 2005, depending on the project. The estimated future cash flows are based on assumptions consistent with the OPB's historical performance. The charges can be summarized as follows:

Description	Amount	Caption
Inventory write-up (related to fourth quarter sales)	$ 1,751	Cost of sales
IPR&D	37,665	Purchased IPR&D
Severance of USPD employees	4,829	SG&A
Amortization of bridge financing expenses	3,271	Other, net
Charges and expenses related to the acquisition	$ 47,516	
Tax benefit	(3,842)	
Net loss	$ 43,674	
Loss per share	$ (1.07)	

The purchase price was allocated based on the preliminary valuation in the following manner:

Faulding Combined as of December 12, 2001

	Amounts Allocated
Cash	$ 5,759
Accounts receivable, net	44,856
Inventory	59,809
Prepaid expenses	24,456
Current assets	134,880
Property plant and equipment, net	111,339
Intangible assets, amortizable over 15 years	160,761
Goodwill—residual	396,375
In-process research and development	37,665
Other assets	1,255
Total assets	842,275
Accounts payable and accrued expenses	87,600
Accrued and deferred income taxes	13,462
Current liabilities	101,062
Deferred income taxes	68,387
Other non-current liabilities	3,023
Total liabilities	$172,472
Total cash consideration	$669,803

Roche MFA and Bridge Financing:

On May 2, 2000, Alpharma announced the completion of the acquisition of the Medicated Feed Additive Business of Roche Ltd. ("MFA") for a cash payment of approximately $258,000 and issuance of a $30,000 promissory note to Roche. The Note was paid-in full in December 2000. In addition certain international inventories were purchased from Roche during a transition period of approximately three months.

The MFA business had 1999 sales of $213,000 and consists of products used in the livestock and poultry industries for preventing and treating diseases in animals. MFA sales by region are approximately 56% in North America, 20% in Europe and 12% in both Latin America and Southeast Asia.

The acquisition included inventories, five manufacturing and formulation sites in the United States, global product registrations, licenses, trademarks and associated intellectual property. Approximately 200 employees primarily in manufacturing and sales and marketing are included in the acquisition. The Company is amortizing the acquired intangibles and goodwill over 20 years using the straight-line method.

The Company financed the $258,000 cash payment under a $225,000 Bridge Financing Agreement ("Bridge Financing") with the balance of the financing being provided under its then current $300,000 credit facility ("1999 Credit Facility"). The Bridge Financing was arranged by Union Bank of Norway, First Union National Bank and a group of other banks and was fully repaid on June 29, 2000.

Under the Bridge Financing the Company paid a 1% fee for the banks commitment and in connection with drawing the funds. Interest was payable at Libor plus 2.75%. In addition, because of the size of the acquisition, other possible acquisitions, and the existing restrictive covenants under the 1999 Credit Facility, the Company engaged and incurred fees to investment bankers to advise on alternatives and strategies to finance the Roche acquisition. All fees relating to the Bridge Financing were expensed in the second quarter of 2000.

The impact on cost of sales of the write-up of inventory to net realizable value pursuant to Accounting Principles Board Opinion No. 16, "Business Combinations" was reflected in cost of sales, as acquired manufactured inventory was sold during the second quarter. In addition, certain employees of AHD have been severed as a result of the acquisition and resulted in severance expense in the second quarter.

The non-recurring charges related to the acquisition and financing of MFA included in the second quarter of 2000 are summarized as follows:

Inventory write-up	$ 1,000	(Included in cost of sales)
Severance of existing AHD employees	400	(Included in SG&A)
Bridge financing and advisory costs	4,730	(Included in other, net)
	6,130	
Tax benefit	(2,104)	
	$ 4,026	$.09 per share-diluted

Vetrepharm:
On November 15, 1999, the Company's AAHD acquired all of the capital stock of Vetrepharm Limited for a total cash purchase price of approximately $2,500 including direct costs of acquisition. Vetrepharm operates its aquatic animal health distribution business in the United Kingdom. The Company is amortizing the acquired goodwill (approximately $2,000) over 10 years using the straight-line method.

Southern Cross:
On September 23, 1999, the Company's AHD acquired the business of Southern Cross Biotech, Pty. Ltd. ("Southern Cross") and the exclusive worldwide license for REPORCIN for approximately $14,000 in cash, which includes a prepayment of royalties of approximately $2,900. Southern Cross is an Australian manufacturer and marketer of REPORCIN. REPORCIN is a product which is used to aid in the production of leaner swine. The purchase price included the rights to the countries in which REPORCIN has already received regulatory approval and the assets of Southern Cross. Under the terms of the license agreement, additional cash payments will be made as regulatory approvals are obtained and licenses granted in other countries. As of December 31, 1999, total payments were estimated to be $56,000 if all 13 possible country approvals were received over the next 4–6 years. (as of December 31, 2001, approximately $24,700 has been paid related to these approvals). The Company is amortizing the acquired intangibles and goodwill (approximately $18,000 as of December 31, 2001) over 15 years using the straight-line method.

I.D. Russell:
On September 2, 1999, the Company's AHD acquired the business of I.D. Russell Company Laboratories ("IDR") for approximately $21,500 in cash. IDR is a U.S. manufacturer of animal health products primarily soluble antibiotics and vitamins. The acquisition consisted of working capital, an FDA approved manufacturing facility in Colorado, product registrations, trademarks and 35 employees. The Company has allocated the purchase price to the manufacturing facility and identified intangibles and goodwill (approximately $11,000) which will be generally amortized over 15 years. The purchase agreement provides for up to $4,000 of additional purchase price if two products with applications currently pending are received in the future.

Isis:
Effective June 15, 1999, the Company's IPD acquired all of the capital stock of Isis Pharma GmbH and its subsidiary, Isis Puren ("Isis") from Schwarz Pharma AG for a total cash purchase price of approximately $153,000, including estimated purchase price adjustments and direct costs of acquisition. Isis operates a generic and branded pharmaceutical business in Germany. The acquisition consisted of personnel (approximately 200 employees; 140 of whom are in the sales force) and product registrations and trademarks. No plant, property or manufacturing equipment were part of the acquisition. The Company is amortizing the acquired intangibles and goodwill based on lives which vary from 7 to 20 years (average approximately 16 years) using the straight-line method. Intangible assets and goodwill at December 31, 1999 was approximately $147,000. The allocation of purchase price of the net assets acquired was based on a valuation.

Notes to Consolidated Financial Statements

(In thousands, except share data) (continued)

The Company financed the $153,000 purchase price under its 1999 Credit Facility. On June 2, 1999, the Company repaid borrowings under the 1999 Credit Facility with a substantial portion of the proceeds from the issuance of 3% convertible senior subordinated notes due in 2006. ("06 notes"—See Note 11). Such repayment created the capacity under the 1999 Credit Facility to incur the borrowings used to finance the acquisition of Isis.

Jumer:

On April 16, 1999, the Company's IPD acquired the generic pharmaceutical business Jumer Laboratories SARL and related companies of the Cherqui group ("Jumer") in Paris, France for approximately $26,000, which includes the assumption of debt which was repaid subsequent to closing. Based on product approvals received, additional purchase price of approximately $3,000 may be paid in the next 2 years (as of December 31, 2001, approximately $1,100 has been paid). The acquisition consisted of products, trademarks and registrations. The Company is amortizing the acquired intangibles and goodwill based on lives which vary from 16 to 25 years (average approximately 22 years) using the straight-line method. Intangible assets and goodwill at December 31, 1999 was approximately $29,700.

Pro forma information:

The following unaudited pro forma information on results of operations assumes the purchase of the OPB and Roche MFA as if the companies had combined at the beginning of each period presented:

Pro forma* Year Ended December 31,	2001	2000
Revenue	$1,183,300	$1,139,900
Net income (loss)	$ (63,900)	$ 21,200
Basic EPS	$ (1.56)	$ 0.60
Diluted EPS	$ (1.56)	$ 0.60

**Includes actual non-recurring after tax charges related to the OPB acquisition ($43,674) in 2001 and the MFA acquisition ($4,026) in 2000.*

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of acquired intangibles and goodwill and an increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred at the beginning of each respective period, or of future results of operations of the consolidated entities.

4 Elyzol Dental Gel ("EDG") Product Sale and Related Agreements

In July 2000, the Company's Danish subsidiary sold the patents, trademarks, marketing authorizations and inventory related to the Elyzol Dental Gel ("EDG") product for cash proceeds of approximately $8,250. Concurrently with this sale, and due to the specialized nature of the manufacturing process for EDG, the Company entered into a Toll Manufacturing Agreement with the purchaser under which the Company will continue to manufacture EDG for the purchaser for a four year period. The Company will be reimbursed for direct manufacturing costs plus an agreed upon amount for overhead and a variable manufacturing profit which declines as production volumes increase. The Company also entered into a Transition Services agreement under which the Company provides regulatory and/or sales and marketing assistance to the purchaser for which it is reimbursed at agreed upon hourly rates.

As the relative fair value of the assets sold and the Company's toll manufacturing obligation cannot be reliably estimated, the Company deferred, as of July 2000, the entire excess of the cash proceeds over the carrying amount of the assets sold and expenses associated with the sale. The deferral initially amounted to approximately $7,800 and is being amortized over the four year term of the Toll Manufacturing agreement on a straight-line basis, which management believes will approximate amortization using the units of production method. Income from the Transition Service Agreement and the contractual profit under the Toll Manufacturing Agreement are being recognized as services are provided or goods are sold to the purchaser.

Approximately $1,900 and $1,000 of the deferral was recognized as income in the years ended December 31, 2001 and 2000, respectively. The remaining balance of approximately $4,850 has been deferred; $1,950 is included in accrued expenses and $2,900 is classified as other non-current liabilities.

5 Strategic Alliances

Joint venture:

In January 1999, the AHD contributed the distribution business of its Wade Jones Company ("WJ") into a partnership with G&M Animal Health Distributors and T&H Distributors. The WJ distribution business which was merged had annual sales of approximately $30,000 and assets (primarily accounts receivable and inventory) of less than $10,000. The Company owns 50% of the new entity, WYNCO LLC ("WYNCO"). The Company accounts for its interest in WYNCO under the equity method.

The company uses WYNCO as a regional distributor of animal health products. WYNCO provides services primarily to integrated poultry and swine producers and independent dealers operating in the Central South West and Eastern regions of the U.S. Manufacturing and premixing operations at WJ remain part of the Company. Wade Jones Company was renamed Alpharma Animal Health Company in 1999.

Ascent agreements and option:
In 1999, the Company entered into loan and other agreements with Ascent Pediatrics, Inc. ("Ascent") under which the Company ultimately provided $12,000 in loans due in 2005. The loan and other agreements provided for additional loans under certain circumstances and an option to purchase all of Ascent's outstanding shares in 2003. In December 2000, the Company acquired a product line from Ascent in exchange for the cancellation of the $12,000 in outstanding loans and the termination of the existing financing and option agreements. In addition, the Company agreed to make a new fully collateralized short-term loan to Ascent of up to $6,250. During 2001 the Company loaned $6,250 and was fully repaid when Ascent was acquired by another company.

6 Reorganization, Refocus and other Actions

In 1999, the Company announced the decision to close or sell its leased aquatic animal health plant in Bellevue, Washington and terminate all 21 employees. A severance charge of $575 was established in the third quarter of 1999 when the employees were notified. During 1999, $231 of the severance was paid and the balance of $344 was paid in 2000. All significant production has been transferred to the AAHD production facility in Norway. At year end 1999 the Washington plant had ceased production and the fixed assets have been written down to their net realizable value of approximately $100. The result of the write-down of leasehold improvements and certain machinery and equipment was a charge of approximately $1,600 in the fourth quarter of 1999. During 2000 the plant's lease expired, all operations ceased and all assets were disposed of.

In 2001 the Company incurred charges as a result of management actions intended to improve future operations.

The IPD and FCD combined to form HPI and incurred charges of approximately $4,300 primarily for severance of 79 employees. All employees are expected to be severed by June 30, 2002.

As indicated in Note 3 as part of the combination of USPD and OPB-U.S. severance charges of approximately $4,800 were expensed for 39 USPD employees. In addition, severance accruals of approximately $1,700 for 19 OPB-U.S. employees were included in the purchase price allocation. All employees are expected to be severed by June 30, 2002.

AHD changed three senior managers in the fourth quarter of 2001 and severance of approximately $1,100 was incurred. In addition, new management in its review of current projects decided to discontinue support of the optibreed project and incurred charges of approximately $11,200 to reflect the write-down of optibreed inventory and the equity investment in the company which manufactured optibreed inventory.

In the first quarter of 2002 the Company became aware of process deficiencies, which occurred in 2001 for two products sold by USHP. One of these products was manufactured by a contract manufacturer. Based on the nature of the deficiencies, the Company determined that a voluntary recall of certain of these products from its direct customers was required. Accordingly, at December 31, 2001, the Company recorded a charge of approximately $10,700 for these recalls, consisting primarily of inventory write-offs for unsaleable product and estimated disposal costs.

A summary of current liabilities set up for severance for the 2001 actions is as follows:

2001	Amount
Charges	$10,059
Established in purchase accounting	1,700
	11,759
Payments	(976)
Balance December 31, 2001	$10,783

7 Earnings Per Share

Basic earnings per share is based upon the weighted-average number of common shares outstanding. Diluted earnings per share reflect the dilutive effect of stock options, warrants and convertible debt when appropriate.

A reconciliation of weighted-average shares outstanding for basic to diluted weighted-average shares outstanding used in the calculation of EPS is as follows:

For the Years Ended December 31, (Shares in thousands)	2001	2000	1999
Average shares outstanding—basic	40,880	35,000	27,745
Stock options	—	440	359
Convertible notes	—	12,039	—
Average shares outstanding—diluted	40,880	47,479	28,104

The amount of dilution attributable to the stock options determined by the treasury stock method depends on the average market price of the Company's common stock for the years ended December 31, 2000 and 1999. For the years ended December 31,

Notes to Consolidated Financial Statements

(In thousands, except share data) (continued)

2000 and 1999, stock options to purchase 150,000 and 650,000 shares, respectively, were not included because the option price was greater than the average price. Stock options had an anti-dilutive effect in 2001 and therefore stock options to purchase 2,675,308 shares were not included in the diluted EPS calculation.

The 05 Notes issued in March 1998, convertible into 3,175,904 shares at December 31, 2001 and 6,744,481 shares at December 31, 2000 and December 31, 1999 of common stock at $28.59 per share, were included in the computation of diluted EPS using the if-converted method for the year ended December 31, 2000. The if-converted method was antidilutive for the years ended December 31, 2001, and December 31, 1999 and therefore the shares attributable to the 05 Notes were not included in the diluted EPS calculation.

In addition, the 06 Notes issued in June 1999 and convertible into 5,294,301 shares of common stock at $32.11 per share, were included in the computation of diluted EPS for the year ended December 31, 2000. The if-converted method was antidilutive for the year ended December 31, 2001 and December 31, 1999 and therefore the shares attributable to the 06 Notes were not included in the diluted EPS calculation.

The numerator for the calculation of basic EPS is net income for all periods. The numerator for the calculation of diluted EPS is net income plus an add back for interest expense and debt cost amortization, net of income tax effects, related to the convertible notes when applicable.

A reconciliation of net income (loss) used for basic to diluted EPS is as follows:

	2001	2000	1999
Net income (loss)—basic	$(37,914)	$55,508	$29,992
Adjustments under the if-converted method, net of tax	—	14,999	—
Adjusted net income (loss)—diluted	$(37,914)	$70,507	$29,992

8 Accounts Receivable, Net

Accounts receivable consist of the following:

December 31,	2001	2000
Accounts receivable, trade	$251,883	$234,086
Other	14,632	15,188
	266,515	249,274
Less, allowances for doubtful accounts	7,269	5,741
	$259,246	$243,533

The allowance for doubtful accounts for the three years ended December 31, consisted of the following:

	2001	2000	1999
Balance at January 1,	$ 5,741	$6,164	$6,270
Provision for doubtful accounts	2,545	892	995
Reductions for accounts written off	(1,243)	(462)	(303)
Translation and other	226	(853)	(798)
Balance at December 31,	$ 7,269	$5,741	$6,164

9 Inventories

Inventories consist of the following:

December 31,	2001	2000
Finished product	$175,884	$159,540
Work-in-process	54,050	32,936
Raw materials	101,839	60,562
	$331,773	$253,038

At December 31, 2001 and 2000, approximately $68,200 and $56,100 of inventories, respectively, are valued on a LIFO basis. LIFO inventory is approximately equal to FIFO in 2001 and 2000. Included in the 2001 amounts are raw materials totaling approximately $4,200 related to a product which is subject to regulatory approval and litigation. See Note 16 for additional information.

10 Property, Plant and Equipment, Net

Property, plant and equipment, net, consist of the following:

December 31,	2001	2000
Land	$ 18,437	$ 10,254
Buildings and building improvements	186,226	143,954
Machinery and equipment	404,818	330,975
Construction in progress	90,538	51,415
	700,019	536,598
Less, accumulated depreciation	217,813	191,556
	$482,206	$345,042

11 Long-Term Debt

Long-term debt consists of the following:

December 31,	2001	2000
Senior debt:		
U.S. Dollar Denominated:		
2001 Credit Facility (4.75%–5.25%)	$ 535,000	$ —
1999 Credit Facility (7.0–8.3%)	—	105,000
Industrial Development Revenue Bonds	6,720	7,950
Other, U.S.	—	52
Denominated in Other Currencies:		
Mortgage notes payable (NOK)	31,289	33,682
Bank and agency development loans (NOK)	3,784	4,827
Other, foreign	71	2
Total senior debt	576,864	151,513
Subordinated debt:		
12% Senior Subordinated notes due 2009	200,000	—
3% Convertible Senior Subordinated Notes due 2006 (6.875% yield), including interest accretion	188,270	180,813
5.75% Convertible Subordinated Notes due 2005	90,811	124,945
5.75% Convertible Subordinated Note—Industrier Note	—	67,850
Total subordinated debt	479,081	373,608
Total long-term debt	1,055,945	525,121
Less, current maturities	25,691	20,676
	$1,030,254	$504,445

Senior debt:

On October 5, 2001, the Company, through its wholly-owned subsidiary, Alpharma Operating Corporation ("Alpharma Operating Corporation"), and certain of the Company's subsidiaries entered into a credit agreement ("2001 Credit Facility") with the Bank of America, N.A. and a syndicate of lending institutions that provides up to a maximum of $900,000 of senior credit facilities. The 2001 Credit Facility is secured by substantially all of the Company's domestic assets and a pledge of 65% of the shares of the Company's foreign subsidiaries. The agreement replaced the prior revolving credit facility, provided the funds required for the acquisition of OPB and related financing costs and increased overall credit availability. The 1999 revolving credit facility was repaid on October 5, 2001 by drawing down on the 2001 Credit Facility.

The 2001 Credit Facility provides for (i) a $300,000 six year revolving credit facility; (ii) a $175,000 six year Term Loan A; and (iii) a $425,000 seven year Term Loan B. In December 2001 the Company repaid $65,000 of the Term A and Term B loans resulting in the maximum amount available to be borrowed under the 2001 Credit Facility being reduced to $835,000. As a result of repaying the 1999 revolving credit facility and the $65,000 term loan reduction, the Company has recorded an extraordinary expense for the early extinguishment of debt of $3,672 ($2,240 after tax) in 2001.

The 2001 Credit Facility has several financial covenants including a total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio, senior debt to EBITDA, fixed charge coverage ratio and an interest coverage ratio (see Note 2B). Interest on the facility will be at the LIBOR rate with a margin of between 1.25% and 3.25% depending on the ratio of total debt to EBITDA.

The 2001 Credit Facility's Term A is payable in quarterly installments ranging from $4,458 to $7,802 through 2007. The Term B is payable in quarterly installments of $947 with balloon payment of $353,379 in 2008. In the event that more than $10,000 of either the 05 Notes or 06 Notes are outstanding within six months of their due date, the entire remaining balance of the Term A, Term B and the Revolving Credit becomes due and payable.

On October 5, 2001, the Company provided a $260,000 letter of credit for the benefit of Mayne related to the OPB Acquisition. In addition, bridge financing was needed to finance the purchase price prior to the issuance of the senior subordinated note. All costs and fees associated with the letter of credit and bridge financing were capitalized and amortized over the period they were outstanding (October 5 through December 12, 2001).

In January 2002, the Company entered into a standard interest rate swap in order to fix the interest rate on variable rate borrowings of approximately $60,000 of the term debt under the 2001 Credit Facility.

The Company has issued Industrial Development Revenue Bonds in connection with various expansion projects. At December 31, 2001, bonds with a $3,000 principal amount require monthly interest payments at a floating rate approximating the current money market rate on tax exempt bonds plus agency and other fees (total rate approximately 4.5%). Bonds with a $3,720 principal amount require fixed interest payments of between 6.875% and 7.25%. The bonds are payable in varying amounts through 2009. Plant and equipment with an approximate net book value of $18,500 serve as collateral for these loans.

(In thousands, except share data) (continued)

The mortgage notes payable denominated in Norwegian Kroner (NOK) include amounts issued in connection with the construction and subsequent expansion of a pharmaceutical facility in Lier, Norway. The mortgage is collateralized by this facility (net book value $32,800). The debt was borrowed in a number of tranches over the construction period and interest is fixed for specified periods based on actual yields of Norgeskreditt publicly traded bonds plus a lending margin of 0.70%. The weighted-average interest rate at December 31, 2001 and 2000 was 7.6% and 7.5%, respectively. The tranches are repayable in semiannual installments through 2021. Yearly principal payments are approximately $1,300.

Mortgage notes payable also include amounts issued in 1997 ($5,356) to finance a production unit at an Aquatic Animal Health facility in Overhalla, Norway. The mortgage has a 12 year term and is repayable in 8 equal remaining installments in years 2002–2009. The weighted-average interest rate at December 31, 2001 and 2000 was 7.6% and 8.1%, respectively. Plant equipment with a net book value of $6,600 serve as collateral for the note.

Alpharma Oslo has various loans with government development agencies and banks which have been used for acquisitions and construction projects. Annual payments are $958 through 2003, $562 in 2004 and $166 through 2012. The weighted-average interest rate of the loans at December 31, 2001 and 2000 was 7.7% and 7.8%, respectively.

Subordinated debt:

12% Senior subordinated notes:

On December 12, 2001, in connection with the formal closing of the OPB acquisition, Alpharma Operating Corporation sold $200,000 in principal amount of 12% senior subordinated notes due 2009 to affiliates of Banc of America Securities LLC and CIBC World Markets Corp. The notes are guaranteed by the Company and the principal domestic subsidiaries of the Company. The notes include restrictive covenants similar to those included in the 2001 Credit Facility but are generally less restrictive. These notes replaced the bridge financing facility which was in place prior to the closing.

3.0% Convertible Senior Subordinated Notes due 2006:

In June 1999, the Company issued $170,000 principal amount of 3.0% Convertible Senior Subordinated Notes due 2006 (the "06 Notes"). The 06 Notes pay cash interest of 3% per annum, calculated on the initial principal amount of the Notes. The Notes will mature on June 1, 2006 at a price of 134.104% of the initial principal amount. The payment of the principal amount of the Notes at maturity (or earlier, if the Notes are redeemed by the Company prior to maturity), together with cash interest paid over the term of the Notes, will yield investors 6.875% per annum. The interest accrued but which will not be paid prior to maturity (3.875% per annum) is reflected as long-term debt in the accounts of the Company. The 06 Notes are redeemable by the Company after June 16, 2002.

The 06 Notes are convertible at any time prior to maturity, unless previously redeemed, into 31.1429 shares of the Company's Class A Common stock per one thousand dollars of initial principal amount of 06 Notes. This ratio results in an initial conversion price of $32.11 per share. The number of shares into which a 06 Note is convertible will not be adjusted for the accretion of principal or for accrued interest. The net proceeds from the offering of approximately $164,000 were used to retire outstanding senior long-term debt principally outstanding under the 1999 Credit Facility. This created the capacity under the 1999 Credit Facility to finance the acquisition of Isis in the second quarter of 1999. (See Note 3.)

In March 2002, the Company completed an exchange of 3,433,104 shares of its Class A Common stock for a portion of its 06 Notes having an approximate principal value of $53,400. The exchange resulted in a non-cash pre tax charge of $27,000 in the first quarter of 2002.

5.75% Convertible Subordinated Notes due 2005:

In March 1998, the Company issued $125,000 of 5.75% Convertible Subordinated Notes (the "05 Notes") due 2005. The 05 Notes may be converted into common stock at $28.594 at any time prior to maturity, subject to adjustment under certain conditions. The Company may redeem the 05 Notes, in whole or in part, at a premium plus accrued interest. Concurrently, A.L. Industrier, the controlling stockholder of the Company, purchased at par for cash $67,850 principal amount of a Convertible Subordinated Note (the "Industrier Note"). The Industrier Note had substantially identical adjustment terms and interest rate as the 05 Notes.

On October 5, 2001, in connection with entering into the 2001 Credit Facility, the Company exchanged 2,372,897 shares of Class B common stock for its 5.75% Convertible Subordinated Note due 2005 (principal value $67,850) pursuant to an agreement entered into with A.L. Industrier on July 11, 2001. This is the number of shares that A.L. Industrier was entitled to receive upon conversion of the note pursuant to the terms of the note.

In December 2001, the Company completed the exchange of 1,483,761 shares of its Class A Common stock for a portion of its 5.75% Convertible Subordinated Notes due 2005 ("the 05 Notes") having an approximate principal value of $34,134. The exchange resulted in a non-cash charge of $7,357 ($5,860 after tax or $0.14 per share).

In March 2002, the Company completed an additional exchange of 3,266,850 shares of its Class A Common stock for a portion of its 05 Notes having an approximate principal value of $56,600. The exchange resulted in a non-cash pre tax charge of $21,100 in the first quarter of 2002.

Maturities of long-term debt during each of the next five years and thereafter as of December 31, 2001 are as follows:

2002	$ 25,691
2003	34,647
2004	34,485
2005	123,800
2006	221,259
Thereafter	616,063
	$1,055,945

12 Short-Term Debt

Short-term debt consists of the following:

December 31,	2001	2000
Domestic	$ 500	$ —
Foreign	4,147	—
	$4,647	$ —

At December 31, 2001, the Company and its domestic subsidiaries have available short-term bank lines of credit totaling $500 (fully drawn at December 31, 2001). In addition, the Company has regular working capital availability included in its 2001 Credit Facility. Borrowings under the lines are made for periods generally less than three months.

At December 31, 2001, the Company's foreign subsidiaries have available lines of credit with various banks totaling approximately $42,500. Drawings under these lines are made for periods generally less than three months. At December 31, 2001, the amount of the unused lines totaled approximately $38,400.

The weighted-average interest rate on total short-term debt during the years 2001, 2000 and 1999 was approximately 7.3%, 8.0% and 6.4%, respectively.

13 Income Taxes

Domestic and foreign income (loss) before income taxes was $(51,564) and $12,831, respectively in 2001, $23,852 and $51,832 respectively in 2000 and $18,589 and $27,597, respectively in 1999. Taxes on income of foreign subsidiaries are provided at the tax rates applicable to their respective foreign tax jurisdictions. The provision for income taxes consists of the following:

Years Ended December 31,	2001	2000	1999
Current			
Federal	$(6,421)	$ 9,413	$ 5,034
Foreign	3,537	13,369	16,780
State	97	1,901	502
	(2,787)	24,683	22,316
Deferred			
Federal	1,488	(752)	(1,508)
Foreign	1,494	(3,136)	(3,963)
State	418	(619)	(651)
	3,400	(4,507)	(6,122)
Provision for income taxes	$ 613	$20,176	$16,194

A reconciliation of the statutory U.S. federal income tax rate to the effective rate follows:

Years Ended December 31,	2001	2000	1999
Statutory U.S. federal rate	(35.0)%	35.0%	35.0%
State income tax, net of federal tax benefit	0.8%	1.1%	(0.4)%
Lower taxes on foreign earnings, net	(17.7)%	(13.5)%	(6.9)%
Tax credits	(2.2)%	(0.7)%	(1.5)%
Non-deductible costs, principally amortization of intangibles related to acquired companies	15.1%	6.4%	7.4%
Non-deductible in-process R&D	37.6%	—	—
Other, net	3.1%	(1.6)%	1.5%
Effective rate	1.7%	26.7%	35.1%

Deferred tax liabilities (assets) are comprised of the following:

December 31,	2001	2000
Accelerated depreciation and amortization for income tax purposes	$ 38,378	$ 22,252
Excess of book basis of acquired assets over tax basis	76,745	15,189
Difference between inventory valuation methods used for book and tax purposes	3,963	2,024
Other	817	475
Gross deferred tax liabilities	119,903	39,940
Accrued liabilities and other reserves	(47,814)	(5,852)
Pension liabilities	(2,488)	(1,972)
Loss carryforwards	(12,439)	(5,818)
Deferred compensation	(2,193)	(2,032)
Other	(2,934)	(482)
Gross deferred tax assets	(67,868)	(16,156)
Deferred tax assets valuation allowance	6,301	1,358
Net deferred tax liabilities	$ 58,336	$ 25,142

Notes to Consolidated Financial Statements

(In thousands, except share data) (continued)

As of December 31, 2001, the Company has state loss carryforwards in several states totaling approximately $22,000, which are available to offset future taxable income and expire between 2008 and 2014. The Company has recognized a deferred tax asset relating to these state loss carryforwards, and believes that it is more likely than not that these carryforwards will be available to reduce future state income tax liabilities. The Company also has foreign loss carryforwards in twelve countries as of December 31, 2001, of approximately $47,000, which are available to offset future taxable income, and have carryforward periods ranging from five years to unlimited. The Company has recognized a deferred tax asset relating to these foreign loss carryforwards. Based on analysis of current information, which indicated that it is not likely that some of these state and foreign losses will be realized, a valuation allowance has been established for a portion of these loss carryforwards.

14 Pension Plans and Postretirement Benefits

Domestic:

The Company maintains a qualified noncontributory, defined benefit pension plan covering the majority of its domestic employees. The benefits are based on years of service and the employee's highest consecutive five years compensation during the last ten years of service. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes. The plan assets are under a single custodian and a single investment manager. Plan assets are invested in equities, government securities and bonds. In addition, the Company has unfunded supplemental executive pension plans providing additional benefits to certain employees.

The Company also has an unfunded postretirement medical and nominal life insurance plan ("postretirement benefits") covering certain domestic employees who were eligible as of January 1, 1993. The plan has not been extended to any additional employees. Retired employees who were eligible as of January 1, 1993 are required to contribute for coverage as if they were active employees.

The postretirement transition obligation as of January 1, 1993 of $1,079 is being amortized over twenty years. The discount rate used in determining the 2001, 2000 and 1999 expense was 7.50%, 7.75% and 8.00%, respectively. The health care cost trend rate was 9.0% declining to 5.0% over a ten year period, remaining level thereafter. Assumed health care cost trend rates do not have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would not have a material effect on the reported amounts.

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Change in benefit obligation				
Benefit obligation at beginning of year	$19,523	$14,891	$ 2,418	$ 2,271
Service cost	2,060	1,597	102	82
Interest cost	1,686	1,421	243	174
Plan participants' contributions	—	—	25	26
Amendments	—	1,500	—	—
Actuarial (gain) loss	1,464	839	841	77
Acquisition	4,201	—	—	—
Benefits paid	(399)	(725)	(222)	(212)
Benefit obligation at end of year	28,535	19,523	3,407	2,418
Change in plan assets				
Fair value of plan assets at beginning of year	18,623	20,363	—	—
Actual return on plan assets	(2,114)	(1,022)	—	—
Employer contribution	409	7	—	—
Acquisition	2,771	—	—	—
Benefits paid	(399)	(725)	—	—
Fair value of plan assets at end of year	19,290	18,623	—	—
Funded status	(9,245)	(900)	(3,407)	(2,418)
Unrecognized net actuarial (gain) loss	3,431	(1,856)	1,121	334
Unrecognized net transition obligation	65	95	203	222
Unrecognized prior service cost	576	666	—	—
Prepaid (accrued) benefit cost	$(5,173)	$(1,995)	$(2,083)	$(1,862)

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Weighted-average assumptions as of December 31				
Discount rate	7.50%	7.75%	7.50%	7.75%
Expected return on plan assets	9.25%	9.25%	N/A	N/A
Rate of compensation increase	4.50%	4.50%	N/A	N/A

	Pension Benefits			Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost						
Service cost	$ 2,060	$ 1,597	$ 1,610	$102	$ 82	$ 97
Interest cost	1,686	1,421	1,211	243	174	172
Expected return on plan assets	(1,709)	(1,871)	(1,621)	—	—	—
Net amortization of transition obligation	30	30	30	18	18	18
Amortization of prior service cost	91	91	(81)	—	—	—
Recognized net actuarial (gain) loss	—	(225)	—	55	4	29
Net periodic benefit cost	$ 2,158	$ 1,043	$ 1,149	$418	$278	$316

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $2,644, $1,981 and $0 respectively as of December 31, 2001 and $2,079, $1,615 and $0 as of December 31, 2000.

The Company and its domestic subsidiaries also have a number of defined contribution plans, both qualified and non-qualified, which allow eligible employees to withhold a fixed percentage of their salary (maximum 15%) and provide for a Company match based on service (maximum 6%). The Company's contributions to these plans were approximately $1,900, $1,500 and $1,200 in 2001, 2000 and 1999, respectively.

Europe:

Certain of the Company's European subsidiaries have various defined benefit plans, both contributory and noncontributory, which are available to a majority of employees. Pension plan contributions from the Company and the participants are paid to independent trustees and invested in fixed income and equity securities in accordance with local practices.

Certain subsidiaries also have direct pension arrangements with a limited number of employees. These pension commitments are paid out of general assets and the obligations are accrued but not prefunded.

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 47,348	$ 49,194
Service cost	3,380	3,205
Interest cost	2,730	2,618
Amendments	—	—
Plan participants' contribution	449	399
Actuarial (gain)/loss	(2,425)	(1,365)
Benefits paid	(779)	(2,553)
Translation adjustment	(1,186)	(4,150)
Benefit obligation at end of year	49,517	47,348
Change in plan assets:		
Fair value of plan assets at beginning of year	31,977	31,195
Actual return on plan assets	(1,968)	3,205
Employer contribution	2,094	2,198
Plan participants' contributions	449	399
Benefits paid	(999)	(2,444)
Translation adjustment	(749)	(2,576)
Fair value of plan assets at end of year	30,804	31,977
Funded status	(18,713)	(15,371)
Unrecognized net actuarial loss	5,162	3,239
Unrecognized transitional obligation	364	369
Unrecognized prior service cost	3,137	3,449
Additional minimum liability	(2,314)	(2,556)
Prepaid (accrued) benefit cost	$(12,364)	$(10,870)

Notes to Consolidated Financial Statements

(In thousands, except share data) (continued)

	2001	2000
Weighted-average assumptions:		
Discount rate	6.0%	6.1%
Expected return on plan assets	6.8%	7.0%
Rate of compensation increase	3.7%	4.0%

	2001	2000	1999
Components of net periodic benefit cost:			
Service cost	$ 3,380	$ 3,205	$ 2,936
Interest cost	2,730	2,618	2,452
Expected return on plan assets	(1,925)	(2,144)	(1,951)
Amortization of transition obligation	1	(4)	4
Amortization of prior service cost	250	247	173
Recognized net actuarial loss	(109)	93	260
Net periodic benefit cost	$ 4,327	$ 4,015	$ 3,874

The Company's Danish subsidiary has a defined contribution pension plan for salaried employees. Under the plan, the Company contributes a percentage of each salaried employee's compensation to an account which is administered by an insurance company. Pension expense under the plan was approximately $2,100, $1,900 and $2,200 in 2001, 2000 and 1999, respectively.

15 Transactions with A.L. Industrier

Years Ended December 31,	2001	2000	1999
Sales to and commissions received from A.L. Industrier	$1,881	$2,002	$2,306
Compensation received for management services rendered to A.L. Industrier	$ 333	$ 341	$ 385
Inventory purchased from and commissions paid to A.L. Industrier	$ 8	$ 8	$ 30
Interest incurred on Industrier Note	$2,969	$3,901	$3,901

In March 1998, A.L. Industrier purchased a Convertible Subordinated Note issued by the Company in the amount of $67,850. In October 2001, the Company converted the convertible subordinate note into 2,372,897 shares of Class B common stock. (See Note 11.) In addition, as of December 31, 2001, there was a net current receivable of $290 from A.L. Industrier and as of December 31, 2000 there was a net current payable of $514 to A.L. Industrier.

The Company and A.L. Industrier have an administrative service agreement whereby the Company provides management services to A.L. Industrier. The agreement provides for payment equal to the direct and indirect cost of providing the services subject to a minimum amount. The agreement is automatically extended for one year each January 1, but may be terminated by either party upon six months notice.

In connection with the agreement to purchase Alpharma Oslo, A.L. Industrier retained the ownership of the Skøyen manufacturing facility and administrative offices (not including leasehold improvements and manufacturing equipment) and leases it to the Company. The Company is required to pay all expenses related to the operation and maintenance of the facility in addition to nominal rent. The lease has an initial 20 year term and is renewable at the then fair rental value at the option of the Company for four consecutive five year terms.

16 Contingent Liabilities, Litigation and Commitments

A class action lawsuit has been filed in the United States District Court for the District of New Jersey. This class action has been brought on behalf of all persons who acquired the Company's securities between April 28, 1999 and October 30, 2000. The Company is named as a defendant along with one of its board members, two of its current officers and one of its former officers. The class action complaint alleges that, among other things, the plaintiffs were damaged when they acquired the Company's securities because, as a result of (1) alleged irregularities in the Company's animal health business in Brazil, (2) allegedly improper revenue recognition practices and (3) the October 2000 revision of its financial results for 1999 and 2000, the Company's previously issued financial statements were materially false and misleading, thereby artificially inflating the price of the Company's securities. The complaint alleges violations of Sections 10(b), 20(a) and Rule 10b-5 of the Securities and Exchange Act of 1934. The plaintiffs seek damages in unspecified amounts. The Company has moved to dismiss the complaint on legal grounds, and discovery is stayed pending the determination of that motion. Based on the Company's preliminary investigation, the Company believes it has meritorious defenses which it intends to vigorously assert against the class action. Additionally, the Company has filed a claim on its own behalf and on behalf of each of the named individual defendants under its directors' and officers' insurance policies and believes that insurance coverage exists to the extent of the policy limits for the costs incurred in defending the claims and any adverse judgment or settlement, subject to the terms, conditions and exclusions of the relevant insurance policy. Based upon the facts as presently known, the Company does not believe that it is likely that the class action will result in liability which will be material to the Company's financial position. However, because of the early stage of this matter, it is not possible for the Company to conclude that resolution of the lawsuit will not be material to the Company's financial position or its results of operations or cash flows in the quarter or year in which it occurs.

Bacitracin zinc, one of the Company's feed additive products has been banned from sale in the European Union (the "EU") effective July 1, 1999. While initial efforts to reverse the ban in court were unsuccessful, the Company is continuing to pursue initiatives based on scientific evidence available for the product, to limit the effects of this ban. In addition, certain other countries, not presently material to the Company's sales of bacitracin zinc have either followed the EU's ban or are considering such action. The existing governmental actions negatively impact the Company's business but are not material to the Company's financial position or results of operations. However, if either the EU acts to prevent the importation of meat products from countries that allow the use of bacitracin based products or there is an expansion of the ban to additional countries where the Company has material sales of bacitracin based products, the resultant loss of sales could be material to the financial condition and results of operations of the Company.

In response to the Company's submission to the FDA of its ANDA filed under paragraph IV for Gabapentin capsules, the Company was sued on June 11, 1998, by Warner-Lambert Company, which is now owned by Pfizer Inc., in the U.S. District Court for the District of New Jersey for alleged patent infringement under two U.S. patents. In response to the Company's submission to the FDA of its ANDA filed under paragraph IV for Gabapentin tablets, the Company was sued on December 12, 1999, by Pfizer in the U.S. District Court for the District of New Jersey for alleged patent infringement under the same two U.S. patents. The ANDAs submitted seek FDA approval to market the Company's Gabapentin capsules and tablets prior to the expiration of Pfizer's patents. In the Company's ANDAs, the Company certified to Pfizer and the FDA that its proposed generic Gabapentin capsules and tablets will not infringe the patents and that the patents are believed to be invalid or unenforceable. In the litigation concerning the Company's Gabapentin capsules, the Company filed a motion for summary judgment of non-infringement of the two patents, which was subsequently denied. The Company filed in the tablet litigation, and renewed in the capsule litigation, the Company's motion of summary judgment of non-infringement on Pfizer's patents. These motions are under consideration by the district court. Discovery is complete and the case is awaiting trial. No trial date has been set, but the two cases have been consolidated for trial.

During the lawsuits regarding Gabapentin tablets and capsules, Pfizer received a third patent covering a Gabapentin formulation with low chloride levels. After learning of this patent, the Company certified to the FDA under Paragraph IV that the Company's proposed Gabapentin capsule and tablet, as disclosed in its previously filed ANDAs, do not infringe this patent and this patent is invalid or unenforceable. In June 2000, Pfizer sued the Company in the District Court for the District of New Jersey for patent infringement under this patent. The Company submitted to the court a motion for summary judgment that neither the capsule nor tablet product infringes this patent. This motion is under consideration by the Court and has not yet been ruled on. Fact discovery has closed and expert discovery is scheduled to close in March 2002. No trial date has been set. Unless and until the Company decides to market its Gabapentin tablets or capsules, the Company would, at most, only be liable to Pfizer for its legal costs and not any monetary damages. To date, the Company has not marketed these pharmaceuticals. There is the possibility that as a result of this litigation the Company could be prevented from marketing the Company's Gabapentin capsules or tablets until Pfizer's patents expire.

In anticipation of the launch of Gabapentin, the Company entered into a supply agreement with the manufacturer of the active ingredient (the "API") of Gabapentin under which the Company has acquired API inventory. Approximately $4,200 of raw material inventory has been acquired at December 31, 2001. The terms of the Company's agreement with the API supplier may require additional payments to the supplier based on the sale price of the finished product. Additionally, if the API is unsold after certain defined periods of time, up to an additional $18,300 may become payable related to the API on hand at December 31, 2001. The Company cannot predict the outcome of the Gabapentin litigation; however, in the event of an unfavorable outcome, or other factors preventing the Company from selling the finished product, the Company will reassess the net realizable value of the API inventory, and may incur a charge to write-down API inventory on hand to this net realizable value and record any required contingent payments under the supply agreement. The maximum charge could range from $22,500 based on inventory currently on hand, to $63,000 if all planned API purchases in 2002 are made.

The Company is engaged in disputes with two suppliers regarding certain obligations with respect to contracts under which the Company obtains raw materials. While management believes the resolutions of these disputes will not be material to the Company's financial position, they could be material to the Company's results of operations or cash flows in the period in which resolution occurs.

In September 2001, a fire occurred at one of the Company's Animal Health facilities. The Company has incurred approximately $11,600 in costs related to general and certain environmental cleanup at the facility. A corresponding receivable from the Company's insurers in the amount of $11,336 has been recorded as the Company believes the costs incurred related to the incident are covered by its insurance. The Company does not expect this incident to have a material impact on its financial position, results of operations, or cash flows.

Notes to Consolidated Financial Statements

(In thousands, except share data) (continued)

In connection with a 1991 product line acquisition, the Decoquinate business purchased in 1997 and the MFA acquisition in 2000, the Company entered into manufacturing agreements which require the Company to purchase yearly minimum or agreed quantities of product on a cost-plus basis. If the minimum or agreed quantities are not purchased, the Company must reimburse the supplier a percentage of the fixed costs related to the unpurchased quantities. The Company has purchased required minimums in 2001 and expects to purchase the minimums and yearly agreed quantities of approximately $57,000 in 2002. In the case of the Decoquinate agreement there are contingent payments which may be required of either party upon early termination of the agreement depending on the circumstances of the termination. The Company considers the possibility of early termination of the agreement to be remote.

In 1999, the Company made three acquisitions which may require contingent payments in future years. The potential amounts are described in Note 3.

The Company and its subsidiaries are, from time to time, involved in other litigation arising out of the ordinary course of business. It is the view of management, after consultation with counsel, that the ultimate resolution of all other pending suits should not have a material adverse effect on the consolidated financial position or results of operations of the Company.

17 Leases

Rental expense under operating leases for 2001, 2000 and 1999 was $10,029, $9,164 and $6,827, respectively. Future minimum lease commitments under non-cancelable operating leases during each of the next five years and thereafter are as follows:

Year Ending December 31,	
2002	$ 9,800
2003	8,000
2004	6,500
2005	4,200
2006	3,400
Thereafter	13,800
	$45,700

18 Stockholders' Equity

The holders of the Company's Class B Common Stock, (totally held by A.L. Industrier at December 31, 2001), are entitled to elect 66⅔% of the Board of Directors of the Company and may convert each share of Class B Common Stock held into one fully paid share of Class A Common Stock. Whenever the holders of the Company's common stock are entitled to vote as a combined class, each holder of Class A and Class B Common Stock is entitled to one and four votes, respectively, for each share held.

The number of authorized shares of Preferred Stock is 500,000; the number of authorized shares of Class A Common Stock is 65,000,000; and the number of authorized shares of Class B Common Stock is 15,000,000.

At December 31, 1998, the holders of 223,211 warrants gave irrevocable notice of their intention to exercise their warrants by paying $20.69 per share. The subscription amount for the exercised but unpaid for warrants are shown in stockholders' equity at December 31, 1998 with the subscribed amount ($4,916) deducted. The subscription proceeds were received in January 1999 and included in stockholders' equity.

In November 1999, the Company sold 2,000,000 shares of Class A Common Stock to an investment banker and received proceeds of $62,399.

In May 2000, the Company sold 4,950,000 shares of Class A Common Stock to an investment banker and received net proceeds of $185,600. In August 2000, the Company sold 5,000,000 shares of Class A Common stock to investment bankers and received net proceeds of $287,300.

On October 5, 2001, the Company exchanged 2,372,897 shares of Class B Common Stock for its 5.75% Convertible Subordinated Note due 2005 ("Industrier Note"). The increase in stockholders' equity from the transaction was approximately $67,100 after deducting unamortized deferred loan costs. (See Note 11.)

In December 2001, the Company exchanged 1,483,761 shares of its Class A Common Stock for a portion of its 05 Notes having an approximate principal value of $34,134. The conversion resulted in a non-cash pre-tax charge of $7,357 which was credited to additional paid-in capital along with accrued but unpaid interest through the conversion date. The total exchange increased common stock and additional paid-in capital by approximately $40,100 (net of unamortized deferred loan costs).

A summary of activity in common and treasury stock follows:

	2001	2000	1999
Class A Common Stock Issued			
Balance, January 1,	31,009,790	20,390,269	17,755,249
Exercise of stock options and other	127,784	608,128	336,826
Exercise of warrants, net	—	—	237,809
Stock issued in equity offerings	—	9,950,000	2,000,000
Employee stock purchase plan	118,954	59,470	60,385
Conversion of 05 Notes	1,483,761	1,923	—
Balance, December 31,	32,740,289	31,009,790	20,390,269
Class B Common Stock Issued			
Balance, January 1	9,500,000	9,500,000	9,500,000
Conversion of Industrier Note	2,372,897	—	—
Balance, December 31,	11,872,897	9,500,000	9,500,000
Treasury Stock (Class A)			
Balance, January 1,	295,367	277,334	277,334
Purchases	—	18,033	—
Balance, December 31,	295,367	295,367	277,334

19 Derivatives and Fair Value of Financial Instruments

The Company currently uses the following derivative financial instruments for purposes other than trading.

Derivative	Use	Purpose
Forward foreign exchange contracts	Occasional	Entered into selectively to sell or buy cash flows in non-functional currencies.
Interest rate agreements	Occasional	Entered into selectively to fix interest rate for specified periods on variable rate long-term debt.

At December 31, 2001 and 2000, the Company had foreign currency contracts outstanding with a notional amount of approximately $46,900 and $37,300, respectively. These contracts called for the exchange of Scandinavian and European currencies and in some cases the U.S. Dollar to meet commitments in or sell cash flows generated in non-functional currencies. All outstanding contracts will expire in 2002 and the unrealized gains and losses are not material. The Company does not account for these transactions as hedges under FAS 133.

Counterparties to derivative agreements are major financial institutions. Management believes the risk of incurring losses related to credit risk is remote.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt other than the subordinated notes approximates fair value because a significant portion of the underlying debt is at variable rates and reprices frequently. The fair value of the 2005 and 2006 subordinated notes is based on the bid price of the notes, which are publicly traded. The fair value of the 2009 subordinated notes, which are not publicly traded, has been deemed to approximate their carrying amount at December 31, 2001, as the interest rates used to determine the

Notes to Consolidated Financial Statements

(In thousands, except share data) (continued)

Company's margin on its variable rate debt did not change significantly from the notes' date of issue (December 12, 2001) to December 31, 2001. The estimated fair value of the subordinated notes at December 31, 2001 and 2000 was as follows:

	2001		2000	
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
5.75% Convertible Subordinated Notes due 2005	$ 90,811	$ 95,238	$192,795	$299,800
3% Convertible Senior Subordinated Notes due 2006	$188,270	$197,684	$180,813	$247,200
12% Senior Subordinated Notes due 2009	$200,000	$200,000	$ —	$ —

20 Stock Options and Employee Stock Purchase Plan

Under the Company's 1997 Incentive Stock Option and Appreciation Right Plan (the "Plan"), the Company may grant options to key employees to purchase shares of Class A Common Stock. The maximum number of Class A shares available for grant under the Plan is 6,500,000. In addition, the Company has a Non-Employee Director Option Plan (the "Director Plan") which provides for the issue of up to 150,000 shares of Class A Common stock. The exercise price of options granted under the Plan may not be less than 100% of the fair market value of the Class A Common Stock on the date of the grant. Options granted expire from three to ten years after the grant date. Generally, options are exercisable in installments of 25% beginning one year from date of grant. The Plan permits a cash appreciation right to be granted to certain employees. Included in options outstanding at December 31, 2001 are options to purchase 32,250 shares with cash appreciation rights, 21,600 of which are exercisable. If an option holder ceases to be an employee of the Company or its subsidiaries for any reason prior to vesting of any options, all options which are not vested at the date of termination are forfeited. As of December 31, 2001 and 2000, options for 1,775,038 and 2,383,377 shares, respectively, were available for future grant.

The table below summarizes the activity of the Plan:

	Options Outstanding	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
Balance at December 31, 1998	1,875,334	$21.38	854,514	$23.09
Granted in 1999(1)	754,000	$39.19		
Canceled in 1999	(189,624)	$28.37		
Exercised in 1999	(332,976)	$23.57		
Balance at December 31, 1999	2,106,734	$26.77	721,379	$24.57
Granted in 2000(2)	872,800	$36.11		
Canceled in 2000	(156,754)	$26.80		
Exercised in 2000	(609,628)	$24.41		
Balance at December 31, 2000	2,213,152	$31.13	456,395	$29.81
Granted in 2001(2)	843,775	$29.25		
Canceled in 2001	(235,436)	$34.64		
Exercised in 2001	(146,183)	$17.22		
Balance at December 31, 2001	2,675,308	$31.00	1,125,974	$29.84

(1) Included in options outstanding at December 31, 1999 were 66,000 options granted in 1999 with exercise prices in excess of the fair market value of Class A stock on the date of grant. The weighted-average exercise price of these options is $53.98. The weighted-average exercise price of the remaining 688,000 options granted in 1999 is $37.76.

(2) All options granted in 2000 and 2001 were with exercise prices equal to fair market value of Class A stock on the date of grant.

The Company has adopted the disclosure only provisions of SFAS 123. If the Company had elected to recognize compensation costs in accordance with SFAS 123, the reported net income would have been reduced to the pro forma amounts for the years ended December 31, 2001, 2000 and 1999 as indicated below:

	2001	2000	1999
Net income (loss):			
As reported	$(37,914)	$55,508	$29,992
Pro forma	$(42,790)	$51,090	$27,337
Basic earnings per share:			
As reported	$ (.93)	$ 1.59	$ 1.08
Pro forma	$ (1.05)	$ 1.46	$ .99
Diluted earnings per share:			
As reported	$ (.93)	$ 1.49	$ 1.07
Pro forma	$ (1.05)	$ 1.39	$ .97

The Company estimated the fair value, as of the date of grant, of options outstanding in the plan using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Expected life (years)	1–5	1–5	1–5
Expected future dividend yield (average)	.70%	.50%	.50%
Expected volatility	0.50	0.45	0.40

The risk-free interest rates for 2001, 2000 and 1999 were based upon U.S. Treasury instrument rates with maturity approximating the expected term. The weighted-average interest rate in 2001, 2000 and 1999 amounted to 4.6%, 6.6% and 5.1%, respectively. The weighted-average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 with exercise prices equal to fair market value on the date of grant was $13.63, $16.60 and $14.19, respectively. The weighted-average fair value of options granted during the year ended December 31, 1999 with exercise prices in excess of fair market value at the date of grant was $.57.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$13.50–$30.11	1,437,096	5.9	$25.11	592,196	$20.35
$30.81–$39.69	1,090,153	4.5	$35.92	419,094	$37.19
$40.00–$62.56	148,059	3.3	$52.00	114,684	$51.90
$13.50–$62.56	2,675,308	5.2	$31.00	1,125,974	$29.84

Notes to Consolidated Financial Statements

(In thousands, except share data) (continued)

The Company has an Employee Stock Purchase Plan by which eligible employees of the Company may authorize payroll deductions up to 4% of their regular base salary to purchase shares of Class A Common Stock at the fair market value. The Company matches these contributions with an additional contribution equal to 50% of the employee's contribution. Shares are issued on the last day of each calendar quarter. The Company's contributions to the plan were approximately $1,100, $900 and $700 in 2001, 2000 and 1999, respectively.

21 Supplemental Data

Other assets and deferred charges at December 31 include:

	2001	2000
Deferred borrowing costs, net of amortization	$ 30,581	$ 9,773
Capitalized software costs	39,197	13,791
Recoverable insurance claims	11,336	—
Equity investment in WYNCO, net of distributions	5,238	4,857
Other	21,727	22,133
	$108,079	$50,554

Years Ended December 31,	2001	2000	1999
Depreciation expense	$ 33,240	$29,206	$25,633
Amortization expense	$ 44,371	$35,630	$24,785
Interest cost incurred	$ 47,669	$46,448	$39,499
Other income (expense), net:			
Interest income	$ 3,511	$ 4,109	$ 1,538
Foreign exchange losses, net	(3,396)	(2,354)	(134)
Fees for bridge financing—MFA acquisition	—	(4,730)	—
Amortization of debt costs	(6,022)	(2,070)	(1,643)
Litigation/insurance settlements	2,088	483	1,000
Income from joint venture carried at equity	846	1,553	1,131
Expense for conversion of convertible notes	(7,357)	—	—
Loss on asset write-downs	(2,535)	—	—
Other, net	(1,119)	(421)	(442)
	$(13,984)	$ (3,430)	$ 1,450

Supplemental cash flow information:

	2001	2000	1999
Cash paid for interest (net of amount capitalized)	$ 41,637	$ 39,781	$ 32,284
Cash paid for income taxes (net of refunds)	$ 20,845	$ 19,110	$ 11,766
Other non-cash operating activities:			
Interest accretion on convertible notes	$ 7,457	$ 6,988	$ 3,824
Undistributed earnings of equity subsidiary	(381)	(918)	(762)
Stock option income tax benefits	478	6,560	1,670
Write-down of AAHD facility assets (see Note 6)	—	—	1,592
Non-cash asset write-downs	20,300	—	—
Extraordinary loss on early extinguishment of debt, net of taxes	2,240	—	—
Expense for conversion of convertible notes, net of taxes	6,334	—	—
	$ 36,428	$ 12,630	$ 6,324
Other non-cash investing activities:			
Fair value of assets acquired	$866,120	$305,335	$262,044
Liabilities	172,472	31,200	50,704
Cash paid	693,648	274,135	211,340
Less cash acquired	5,759	—	6,059
Net cash paid	$687,889	$274,135	$205,281
Exchange of Ascent note for product line	$ —	$ 12,000	$ —
Other non-cash financing activities:			
Exchange of Convertible Subordinated Notes into equity	$101,984	$ —	$ —

22 Information Concerning Business Segments and Geographic Operations

In 1998, the Company adopted SFAS 131. The Company's reportable segments are the four decentralized divisions described in Note 1, (i.e., IPD, FCD, USHP, AP). Each division had a president and operates in a distinct business and/or geographic area. In January 2001, the AAHD was combined with the AHD into Animal Health. In September 2001, the Company announced the creation of Human Pharmaceuticals International ("HPI") to be composed of IPD, FCD and the Chinese operations of Faulding Oral Pharmaceuticals. In October 2001, the Company announced the creation of U.S. Human Pharmaceuticals ("USHP") to be composed of USPD and the U.S. operations of Faulding Oral Pharmaceuticals.

The operations of each segment are evaluated based on earnings before interest and taxes (operating income). Corporate expenses and certain other expenses or income not directly attributable to the segments are not allocated. Eliminations include intersegment sales. Geographic revenues represent sales to third parties by country in which the selling legal entity is domiciled. Operating assets directly attributable to business segments are included in identifiable assets (i.e. sum of accounts receivable, inventories, net property, plant and equipment and net intangible assets). Cash, prepaid expenses and other corporate and non-allocated assets are included in unallocated. For geographic reporting long-lived assets include net property, plant and equipment and net intangibles. Segment data includes immaterial intersegment revenues. No customer accounts for more than 10% of consolidated revenues.

	Total Revenue	Operating Income	Identifiable Assets	Depreciation and Amortization	Capital Expenditures
2001					
IPD	$262,937	$ 10,401	$ 501,777	$26,993	$ 6,968
FCD	74,419	32,182	75,629	5,974	5,393
Human Pharmaceuticals International	337,356	42,583 (a)	577,406	32,967	12,361
USHP	306,436	(18,867)(b)	1,022,706	11,290	19,782
Human Pharmaceuticals	643,792	23,716	1,600,112	44,257	32,143
Animal Health	335,256	23,638 (c)	601,601	25,045	21,844
Unallocated	—	(22,995)	188,295	8,309	31,260
Eliminations	(4,058)	31	—	—	—
	$974,990	$ 24,390	$2,390,008	$77,611	$85,247
2000					
IPD	$309,296	$ 41,697	$ 523,100	$26,429	$11,988
FCD	62,692	25,518	80,500	5,498	9,825
Human Pharmaceuticals International	371,988	67,215	603,600	31,927	21,813
USHP	233,008	26,400	241,800	8,316	9,976
Human Pharmaceuticals	604,996	93,615	845,400	40,243	31,789
Animal Health	300,888	49,110 (d)	605,876	20,083	24,499
Unallocated	—	(18,540)	159,159	4,510	15,800
Eliminations	(5,090)	112	—	—	—
	$900,794	$124,297	$1,610,435	$64,836	$72,088
1999					
IPD	$303,253	$ 35,562	$ 579,005	$22,750	$14,233
FCD	60,806	23,131	72,535	5,904	5,367
Human Pharmaceuticals International	364,059	58,693	651,540	28,654	19,600
USHP	197,301	16,562	201,198	7,618	7,433
Human Pharmaceuticals	561,360	75,255	852,738	36,272	27,033
Animal Health	159,079	24,207 (e)	206,743	9,924	4,777
Unallocated	—	(15,274)	92,375	4,222	1,925
Eliminations	(4,429)	(278)	—	—	—
	$716,010	$ 83,910	$1,151,856	$50,418	$33,735

(a) 2001 Human Pharmaceuticals International includes charges of approximately $4,300 related to the combination of IPD and FCD.
(b) 2001 USHP operating income includes charges of ($44,245) related to the OPB acquisition.
(c) Animal Health includes charges to operating income of approximately $9,800 relating to severance and the discontinuance of the optibreed product line.
(d) 2000 Animal Health operating income includes charges of ($1,400) related to the acquisition of Roche MFA.
(e) 1999 Animal Health operating income includes management actions—See Note 6.

Notes to Consolidated Financial Statements

(In thousands, except share data) (continued)

Geographic Information

	Revenues			Long-lived Identifiable Assets		
	2001	2000	1999	2001	2000	1999
United States	$580,100	$470,071	$347,054	$1,096,400	$401,200	$210,886
Norway	63,700	72,800	79,984	67,700	73,700	80,596
Denmark	41,200	46,100	45,909	49,000	52,500	58,811
United Kingdom	93,700	116,200	124,282	163,800	173,900	190,733
Germany	60,800	75,000	52,646	107,300	129,100	148,696
Other foreign (primarily Europe)	135,490	120,623	66,135	135,208	129,063	43,649
	$974,990	$900,794	$716,010	$1,619,408	$959,463	$733,371

23 Selected Quarterly Financial Data (unaudited)

	Quarter				
	First	Second	Third	Fourth	Year
2001					
Total revenue	$269,324	$232,837	$230,009	$242,820	$974,990
Gross profit	$121,851	$ 98,299	$ 92,913	$ 68,318	$381,381
Net income	$ 23,807	$ 11,915	$ 6,599	$(80,235)(c)	$(37,914)
Earnings per common share(a):					
Basic	$ 0.59	$ 0.30	$ 0.16	$ (1.88)	$ (0.93)
Diluted	$ 0.52	$ 0.29	$ 0.16	$ (1.88)	$ (0.93)

	Quarter				
	First	Second	Third	Fourth	Year
2000					
Total revenue	$188,817	$214,835	$249,584	$247,558	$900,794
Gross profit	$ 91,240	$ 95,210	$111,016	$103,295	$400,761
Net income	$ 11,709	$ 6,072(d)	$ 18,979	$ 18,748	$ 55,508
Earnings per common share(b):					
Basic	$ 0.40	$ 0.19	$ 0.50	$ 0.47	$ 1.59
Diluted	$ 0.37	$ 0.18	$ 0.45	$ 0.43	$ 1.49

(a) The sum of diluted loss per common share does not equal the total for the year due to the issuance of stock in the fourth quarter and the effect of the convertible debt using the if-converted method in the first quarter.

(b) The sum of the diluted earnings per share for the four quarters in 2000 does not equal the total for the year due to higher dilution in the third and fourth quarter calculations from the effect of the convertible debt using the if-converted method. In addition, the timing of issuance of shares in 2000 from the two equity offerings also effects the earnings per share amounts to some extent.

(c) The fourth quarter of 2001 includes the following pre-tax charges: $47,516 related to the OPB acquisition (See Note 3), reorganization, refocus and other actions of approximately $27,300 (see note 6) and charges related to the exchange of convertible notes of approximately $7,400. In addition extraordinary charges related to the early extinguishment of debt in the fourth quarter of $2,240 after tax.

(d) The second quarter of 2000 includes after tax charges of $4,026 related to the acquisition of MFA. (See Note 3).

Report of Independent Accountants

To the Stockholders and
Board of Directors of
Alpharma Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Alpharma Inc. and Subsidiaries (the "Company") as of December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
March 27, 2002

Market Data

The Company's Class A Common Stock is listed on the New York Stock Exchange ("NYSE"). Information concerning the 2001 and 2000 sales prices of the Company's Class A Common Stock is set forth in the table below:

	Stock Trading Price			
	2001		2000	
Quarter	High	Low	High	Low
First	$41.75	$28.00	$43.25	$29.63
Second	$30.75	$21.33	$64.63	$33.50
Third	$32.23	$23.50	$71.94	$52.06
Fourth	$30.37	$20.90	$67.56	$33.31

Corporate and Operating Management

Corporate

Ingrid Wiik
President & Chief Executive Officer

Thor Kristiansen
Executive Vice President

Finance

Jeffrey E. Smith
Executive Vice President,
Finance & Chief Financial Officer

Sverre Bjertnes
Vice President,
Finance—International

Kathleen B. Makrakis
Vice President, Investor Relations

Albert N. Marchio, II
Vice President, Treasurer

John S. Towler
Vice President, Controller

Legal

Robert F. Wrobel
Executive Vice President
& Chief Legal Officer

Marie N. Amerasinghe
Vice President,
Commercial Legal Affairs

E. Brendan Magrab
Vice President,
Intellectual Property Law

Information Technology

Richard Cella
Executive Vice President &
Chief Information Officer

Larry Pensak
Vice President,
Information Technology

Torben Vogt
Vice President,
Strategic IT Projects

Human Resources

George P. Rose
Executive Vice President,
Human Resources & Communications

Nancy V. Ryan
Vice President,
Human Resources—Shared Services

Human Pharmaceuticals International

Carl-Åke Carlsson
President

Terje Aarbogh
Vice President,
Sales & Marketing
International and API's

Erik Horn
Vice President, Finance

Russell Howard
Vice President, Strategic
Marketing & Business Development

Lis Kirkegaard
Vice President, New Products,
Finished Products

Torben Jung Laursen
Vice President, Sales & Marketing,
Finished Products, Europe

Jeff Morrod
Vice President, Supply Chain

Steinar Pedersen
Vice President, New Products, API

Stig-Jarle Pettersen
Vice President, Business
Planning & Control

Per Westborg
Vice President, Human Resources

U.S. Human Pharmaceuticals

Michael Nestor
President

Joan Janulis
Vice President, Regulatory Affairs

Jeffrey Kuc
Vice President, Human Resources

John LaRocca
Vice President, Law

Ronald L. Nedich, Ph.D.
Vice President, Research &
Development, Liquids & Creams

Kurt Orlofski
Vice President, Operations

Dominick V. Palmo
Vice President & General
Manager, ParMed

Robert Sanzen
Senior Vice President,
Sales & Marketing

Ronald Spivey
Vice President, Research &
Development, Solids

Mark Stier
Vice President, Finance

Arden S. Stoermer
Vice President, Quality Affairs

Animal Health

Carol Wrenn
President

Michael J. Blum
Vice President, Law

Deborah Branden
Vice President, Human Resources

Kevin Brophy
Vice President, Finance

Jeffrey Mellinger
Vice President, Poultry
Business Segment

Robert J. Nessel, Ph.D.
Vice President, Research

Morton Nordstad
Vice President, Aquatic Products

Edward Seed
Vice President,
Swine Business Segment

Christopher Smith
Vice President,
Business Development

Stockholder Information

For more information about Alpharma, please contact:

Kathleen B. Makrakis
Vice President
Investor Relations
(201) 947-7774
(800) 299-9159

Or visit our website at:
http://www.alpharma.com

Stock Exchange

New York Stock Exchange
NYSE Trading Symbols
Common Stock: ALO
Convertible Notes:
ALO05
ALO06

Transfer Agent and Registrar

EquiServe Trust Company, NA
P.O. Box 43010
Providence, RI 02940-3010

Shareholder Inquiries:
(800) 735-5001
(781) 828-8813 Fax
http://www.equiserve.com

Auditors

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park, NJ 07937

Form 10-K

The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be provided without charge, upon written request.

Annual Meeting

The Annual Meeting of Stockholders will be held at 9:00 am on Thursday, May 23, 2002 at The Regency Hotel in New York City.


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BOARD OF DIRECTORS

1 *Einar W. Sissener*
Chairman (1,3)

2 *Ingrid Wiik*
President and Chief Executive Officer

3 *I. Roy Cohen*
Retired President and CEO, Chairman, Executive and Finance Committee of the Board (1,3)

4 *Thomas G. Gibian*
Retired President and CEO of Henkel Corporation, Chairman, Audit Committee of the Board (2,3,4)

5 *Peter G. Tombros*
Retired President and CEO of Enzon, Inc., Chairman, Compensation Committee of the Board (1,2,3,4)

6 *Øyvin A. Brøymer*
Former Executive Vice President of Leif Hoegh Co., ASA; Former Executive Vice President of Hafslund Nycomed (2)

7 *Glen E. Hess*
Partner in the Law Firm of Kirkland & Ellis (1,3)

8 *Erik Hornnaess*
Former Area Vice President of Abbott Laboratories Diagnostic Division (2)

9 *Erik G. Tandberg*
Partner in Corporate Development International, Former President of Arco Chemical Europe Inc. (2)

(1) Executive and Finance Committee (2) Audit Committee (3) Compensation Committee (4) Stock Option Committee

ALPHARMA.
Leadership In Specialty Pharmaceutical Products

3480-AR-02